Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DOMINION ENERGY, INC.,

SEDONA CORP.

and

SCANA CORPORATION

Dated as of January 2, 2018

TABLE OF CONTENTS

Page

ARTICLE I

THE MERGER

SECTION 1.01. The Merger	1
SECTION 1.02. Closing	2
SECTION 1.03. Effective Time	2
SECTION 1.04. Articles of Incorporation; Bylaws	2
SECTION 1.05. Directors and Officers	2
SECTION 1.06. Plan of Merger	3

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS

SECTION 2.01. Effect on Capital Stock	3
SECTION 2.02. Treatment of Company Equity Awards	3
SECTION 2.03. Exchange of Company Shares	4
SECTION 2.04. Withholding Rights	8
SECTION 2.05. No Dissenters’ Rights	8
SECTION 2.06. Adjustments	8

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company	8
SECTION 3.02. Representations and Warranties of Parent and Merger Sub	21

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01. Conduct of Business Pending the Merger	28
SECTION 4.02. Acquisition Proposals	33

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Proxy Statement/Prospectus; Shareholders Meeting	36
SECTION 5.02. Filings; Other Actions; Notification	38
SECTION 5.03. Access and Reports; Confidentiality	41
SECTION 5.04. Stock Exchange Delisting and Listing	42

i

ii

SECTION 8.15. Transfer Taxes	61
SECTION 8.16. Disclosure Letters	61

Appendices

Appendix A –  SCPSC Petition

Exhibits

Exhibit A –   Definitions

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 2, 2018 (this “Agreement”), is entered into by and among DOMINION ENERGY, INC., a Virginia corporation (“Parent”), SEDONA CORP., a South Carolina corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and SCANA CORPORATION, a South Carolina corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of Parent has approved this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the shareholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (b) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger, (c) directed that the approval of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (d) resolved to recommend that the shareholders of the Company approve this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and the sole shareholder of Merger Sub that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (b) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger and (c) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement;

WHEREAS, for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the SCBCA, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the SCBCA.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Mayer Brown LLP, 71 South Wacker Drive, Chicago, Illinois 60606, at 9:00 a.m., local time, on the third (3rd) Business Day following the day on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. As soon as practicable on the Closing Date, the Company and Parent will cause the Merger to become effective by filing the articles of merger (the “Articles of Merger”) with the Secretary of State of the State of South Carolina, which Articles of Merger will be executed and filed in accordance with the applicable provisions of the SCBCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of the State of South Carolina or at such later time as may be agreed by Parent and the Company in writing and specified in the Articles of Merger (the “Effective Time”).

SECTION 1.04. Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law; provided, however, that no such amendment shall be inconsistent with the obligations of Parent under Section 5.08(b).

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to be in the form of the bylaws of Merger Sub as of the date hereof (except with respect to the name of the Company, which shall be “SCANA Corporation”), with any changes necessary so that such bylaws shall be in compliance with Section 5.08 and, to the extent not inconsistent with any of the foregoing, such other changes as Parent deems necessary or appropriate) and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; provided, however, that no such amendment shall be inconsistent with the obligations of Parent under Section 5.08(b).

SECTION 1.05. Directors and Officers.

(a) The directors of Merger Sub will be appointed by Parent pursuant to applicable Law to be the directors of the Surviving Corporation after the Effective Time following the resignation or removal of the individuals serving as directors of the Company prior to the Effective Time in accordance with Section 5.15, with such directors appointed by Parent to serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

(b) The officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

SECTION 1.06. Plan of Merger. This Agreement will constitute a “plan of merger” for purposes of the SCBCA.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Merger Consideration. Each Company Share issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares, which shall be treated in accordance with Section 2.01(b)) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such Company Share, whether represented by a certificate (“Certificate”) or in non-certificated form and represented by book-entry (“Book-Entry Share”), shall automatically be converted into the right to receive 0.6690 validly issued, fully paid and non-assessable Parent Shares (the “Merger Consideration”). Following the Effective Time, the holders of Company Shares as of immediately prior to the Effective Time shall cease to have any rights with respect thereto, except for the rights set forth in Section 2.03(b)(v).

(b) Cancellation of Cancelled Shares. Each Company Share owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent and each Company Share owned by the Company or any wholly-owned Subsidiary of the Company (collectively, the “Cancelled Shares”) shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Capital Stock of Merger Sub. Each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation, and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

SECTION 2.02. Treatment of Company Equity Awards.

(a) Treatment of Performance Shares. At the Effective Time, each performance share award granted under a Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company Performance Share Award”) shall fully vest at the target level of performance and shall be cancelled and converted automatically into the right to receive the Equity Award Consideration in respect of each Company Share underlying such Company Performance Share Award.

(b) Treatment of Restricted Stock Units. At the Effective Time, each restricted stock unit award in respect of Company Shares granted under a Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company RSU”) shall fully vest and shall be cancelled and converted automatically into the right to receive the Equity Award Consideration in respect of each Company Share underlying such Company RSU.

(c) Treatment of Deferred Units. At the Effective Time, each deferred unit in respect of Company Shares credited or deemed credited to the Company stock ledger under the Director Compensation and Deferral Plan or the Executive Deferred Compensation Plan that is outstanding immediately prior to the Effective Time (a “Company Deferred Unit”) shall be converted automatically into a number of deferred unit(s) in respect of Parent Shares equal to the product of (x) the Company Deferred Unit multiplied by (y) the Merger Consideration, to be payable pursuant to the terms of the applicable plan.

(d) Payment. The Surviving Corporation shall pay the Equity Award Consideration as required under Section 2.02(a) and Section 2.02(b) as soon as reasonably practicable after the Effective Time (but in any event within three (3) Business Days thereafter); provided, however, that to the extent any such payment relates to any Company Performance Share Awards or Company RSUs that are nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall make such payment at the earliest time permitted under, and in accordance with, the terms of the applicable award agreement or other relevant documents and in accordance with Section 409A of the Code.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board or any authorized committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 2.02(a), Section 2.02(b) and Section 2.02(c). The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Performance Share Awards, Company RSUs, Company Deferred Units or any other awards under any Company Equity Award Plan.

SECTION 2.03. Exchange of Company Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select a paying and exchange agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an agreement with such Exchange Agent in form and substance reasonably acceptable to the Company pursuant to which the Exchange Agent will (i) act as agent for the shareholders of the Company in connection with the Merger and receive payment and delivery of the Merger Consideration to which the shareholders of the Company shall become entitled pursuant to Section 2.01(a) and (ii) act as agent for Parent in transmitting the Merger Consideration to such shareholders following the occurrence of the Effective Time in accordance with this Agreement. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Shares, an amount of Parent Shares in book-entry form sufficient for the Exchange Agent to pay and deliver the Merger Consideration required to be paid and delivered by Parent in accordance with Section 2.01(a). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time after the Effective Time, (A) any dividends or other distributions payable pursuant to Section 2.03(g) and (B) cash in lieu of any fractional Parent Shares payable pursuant to Section 2.03(h). All cash and Parent Shares, together with any dividends or other distributions, deposited with the Exchange Agent pursuant to this Section 2.03(a) shall be referred to as the “Exchange Fund.”

(b) Exchange Procedures.

(i) Transmittal Materials and Instructions. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Exchange Agent to mail or otherwise provide to each holder of record of Company Shares (other than holders of Cancelled Shares) (A) transmittal materials, including a letter of transmittal in form as agreed by Parent and the Company, specifying that delivery shall be effected, and risk of loss and title shall pass, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), and with respect to Certificates, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(f) to the Exchange Agent), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Book-Entry Shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(f)) to the Exchange Agent.

(ii) Certificates. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) to the Exchange Agent in accordance with the terms of transmittal materials and instructions referred to in Section 2.03(b)(i), the holder of such Certificate shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds equal to (1) any dividends and other distributions such holder has the right to receive pursuant to Section 2.03(g) plus (2) any cash in lieu of any fractional Parent Shares such holder has the right to receive pursuant to Section 2.03(h) and (B) the number of Parent Shares, in uncertificated book-entry form, equal to the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) multiplied by the Merger Consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the aggregate Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 2.01(a). In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) a cash amount in immediately available funds equal to (1) any dividends and other distributions such holder has the right to receive pursuant to Section 2.03(g) plus (2) any cash in lieu of any fractional Parent Shares such holder has the right to receive pursuant to Section 2.03(h) and (B) the number of Parent Shares, in uncertificated book-entry form, equal to the number of Company Shares represented by such Book-Entry Shares multiplied by the Merger Consideration. No interest will be paid or accrued on any cash amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment and delivery of the Merger Consideration and the other payments contemplated by Section 2.01(a) and this Section 2.03 is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, such Certificate or Book-Entry Share may be exchanged in accordance with this Article II if the Certificate or Book-Entry Share formerly representing such Company Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Rights of Holders of Company Shares; Expenses. Until surrendered or exchanged pursuant to this Section 2.03(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or exchange the Merger Consideration pursuant to Section 2.01(a), any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h). Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares pursuant to this Article II.

(c) Termination of the Exchange Fund; No Liability. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed one (1) year after the Effective Time shall be delivered to Parent or the Surviving Corporation, upon demand by Parent. Any holders of Company Shares (other than Cancelled Shares) who have not theretofore complied with this Article II shall thereafter be entitled to look only to Parent and the Surviving Corporation for payment and delivery of the Merger Consideration pursuant to Section 2.01(a), any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h) upon surrender of their Certificates or exchange of their Book-Entry Shares in accordance with the provisions set forth in Section 2.03(b), and Parent and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Law) payment of their claims for the Merger Consideration payable upon surrender of their Certificates or exchange of their Book-Entry Shares. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or other similar Law.

(d) Investment of the Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds which are invested in instruments that consist of U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations or having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity that could prevent or delay payments to be made pursuant to this Agreement. Subject to Section 2.03(c), to the extent that there are losses with respect to such investment of the cash portion of the Exchange Fund, or the cash portion of the Exchange Fund diminishes for other reasons, such that the amount of cash in the Exchange Fund is below the level required to make prompt cash payment of any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h), Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all applicable times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount of the payments described in the immediately preceding sentence will be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The Exchange Fund shall not be used for any purpose other than as contemplated by Section 2.03(a) and this Section 2.03(d).

(e) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, acceptable evidence of a Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, (i) in the case of Certificates, the holder of such Certificate shall be given a copy of the transmittal materials and instructions referred to in Section 2.03(b)(i) and instructed to comply with the instructions thereto in order to receive the Merger Consideration pursuant to Section 2.01(a) and (ii) in the case of Book-Entry Shares, such Book-Entry Share shall be cancelled and exchanged as contemplated by this Article II.

(f) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Parent, the posting by such Person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay and deliver in exchange for such Certificate the Merger Consideration pursuant to Section 2.01(a), any dividends or other distributions payable pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h).

(g) Dividends.

(i) Certificates. No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any Certificate with respect to the Parent Shares that such holder would be entitled to receive upon surrender of such Certificate, until such holder shall surrender such Certificate in accordance with Section 2.03(b)(ii). Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of Parent Shares issued in exchange therefor, without interest, (A) promptly after the time of such surrender, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Shares.

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of Parent Shares issued in exchange for Book-Entry Shares in accordance with Section 2.03(b)(iii), without interest, (A) promptly upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date prior to such receipt payable with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date subsequent to such receipt payable with respect to such Parent Shares.

(h) Fractional Shares. No certificates or scrip representing fractional Parent Shares shall be issued upon the conversion of the Company Shares into the Merger Consideration pursuant to Section 2.01(a), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Shares. For purposes of this Section 2.03(h), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to four (4) decimal places. In lieu of any such fractional Parent Shares, each holder of Company Shares who would otherwise be entitled to such fractional Parent Shares shall be entitled to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of such fractional Parent Share and (ii) the Average Price.

SECTION 2.04. Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Performance Share Awards and Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law, taking into account any applicable exemption under such Law. To the extent that amounts are so withheld by Parent or the Surviving Corporation, as the case may be, such withheld amounts (a) shall be promptly remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Company Performance Share Awards and Company RSUs (as applicable) in respect of which such deduction and withholding were made by the Surviving Corporation or Parent, as the case may be.

SECTION 2.05. No Dissenters’ Rights. In accordance with Section 33-13-102(B) of the SCBCA, no holder of Company Shares shall be entitled to exercise dissenters’ rights, appraisal rights or other similar rights in connection with the Merger and the other transactions contemplated by this Agreement.

SECTION 2.06. Adjustments . In the event of any change to the Company Shares or Parent Shares (or securities convertible thereto or exchangeable or exercisable therefor) issued and outstanding in the period between the date of this Agreement and the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, exchange or readjustment of shares, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and any other payments to be made pursuant to this Article II shall be equitably adjusted, without duplication, to provide the holders of Company Shares, Company Performance Share Awards, Company RSUs and Company Deferred Units the same economic effect contemplated by this Agreement prior to such change; provided, however, that nothing in this Section 2.06 shall be construed to permit the Company, Parent, any of their respective Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement; and provided, further, that any adjustment pursuant to this Section 2.06 to any Company Performance Share Awards, Company RSUs and Company Deferred Units shall be done in all respects in accordance with Section 409A of the Code, if applicable, and the terms of the applicable Company Equity Award Plan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company. Except (x) as disclosed in the SEC Reports of the Company or South Carolina Electric & Gas Company (each, a “Reporting Company”) filed with or furnished to the SEC since January 1, 2016 and publicly available at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosed with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is a corporation duly incorporated and validly existing under the Laws of the State of South Carolina and has all requisite corporate power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as currently conducted, and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a true and complete copy of the Restated Articles of Incorporation of the Company and any amendments thereto (collectively, the “Company Articles of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws” and together with the Company Articles of Incorporation, the “Company Organizational Documents”).

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter sets forth a list of all Subsidiaries of the Company. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights, and are wholly-owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, licenses, purchase options, call options, rights of first offer and rights of first refusal, easements, rights-of-way, security interests and other use agreements, covenants and encroachments of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions) (collectively, “Liens”), other than transfer restrictions contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such Subsidiary. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any Person. The Company has made available to Parent true and complete copies of the articles of incorporation, bylaws and limited liability company agreements (or equivalent constituent documents) of each Subsidiary of the Company as in effect on the date of this Agreement.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 200,000,000 Company Shares. The Company is not authorized to issue any preferred stock. At the close of business on December 29, 2017, there were (A)(1)142,916,916.594 Company Shares issued and outstanding and (2) 269,647.326 Company Shares held by the Company in its treasury, (B) 454,325 Company Shares underlying the outstanding Company Performance Share Awards (assuming target level performance), (C) 215,200 Company Shares underlying the outstanding Company RSUs (assuming achievement of required performance measure(s)) and (D) 269,647.326 Company Shares underlying ledgers pursuant to the Director Compensation and Deferral Plan. Except as set forth in the immediately preceding sentence, at the close of business on December 29, 2017, no shares of capital stock or other voting securities of the Company were issued or outstanding or subject to outstanding awards under the Company Equity Award Plans. Since December 29, 2017 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company other than pursuant to the exercise or vesting of equity awards under the Company Equity Award Plans, in each case, outstanding as of December 29, 2017 and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Shares. All outstanding Company Shares are, and all such Company Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Subsidiary of the Company owns any Company Shares or other shares of capital stock of the Company. There are no bonds, debentures, notes or other Indebtedness of the Company or of any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth in Section 3.01(c)(i), as of December 29, 2017, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (B) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking to declare or pay any dividend or distribution or (C) that give any Person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Shares or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interest of the Company or any of its Subsidiaries, other than pursuant to the Company Equity Award Plans. There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which the Company or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interests of the Company, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interests.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger only, to receipt of the Company Requisite Vote. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Requisite Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company Board has duly and validly adopted resolutions (A) determining that it is in the best interests of the Company and the shareholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (B) adopting this Agreement and approving the transactions contemplated by this Agreement, including the Merger, (C) directing that the approval of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (D) recommending that the shareholders of the Company approve this Agreement (the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Organizational Documents or the comparable organizational documents of any of the Company’s Subsidiaries or (B) subject to the filings and other matters referred to in Section 3.01(d)(iii), (1) any Contract, or (2) any Law, in each case, applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of the foregoing clause (B), any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except for (A) the Regulatory Conditions and any other Consents of or under, and compliance with any other applicable requirements of, (1) the HSR Act, (2) the Federal Energy Regulatory Commission (the “FERC”), (3) the U.S. Nuclear Regulatory Commission (the “NRC”), (4) the Federal Communications Commission (the “FCC”), (5) the North Carolina Utilities Commission (the “NCUC”), and (6) the Georgia Public Service Commission (the “GPSC”) (the items set forth in this clause (A), collectively, the “Company Regulatory Clearances”), (B) the filing with the SEC of such reports and other documents (including the filing of the Proxy Statement/Prospectus) under, and compliance with all other applicable requirements of, the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder and any applicable state securities, takeover and “blue sky” Laws, (C) the filing of the Articles of Merger with the Secretary of State of the State of South Carolina, (D) any filings under, and compliance with all other applicable requirements of, the rules and regulations of the NYSE and (E) such other Consents, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the consummation of the Merger or any of the other material transactions contemplated by this Agreement.

(e) Applicable Company SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) The Reporting Companies have filed or furnished, as applicable, all SEC Reports such companies were required or otherwise obligated to file with or furnish to the SEC since June 30, 2016 (such SEC Reports, the “Applicable Company SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Company SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Company SEC Reports has been amended or superseded by a later Applicable Company SEC Report.

(ii) As of their respective dates, the audited and unaudited financial statements (consolidated, as applicable, and including any related notes thereto) of each of the Reporting Companies and their Subsidiaries, as applicable, included in the Applicable Company SEC Reports have been prepared in all material respects (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of each Reporting Company and its Subsidiaries, as applicable, as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments.

(iii) Each Reporting Company maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act and such disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed by such Reporting Company in the SEC Reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such Reporting Company’s SEC Reports and other public disclosure documents. Each Reporting Company maintains internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act and such internal control is effective in all material respects in providing reasonable assurance regarding the reliability of such Reporting Company’s financial reporting and such Reporting Company’s preparation of financial statements for external purposes in accordance with GAAP. Each Reporting Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to such Reporting Company’s outside auditors and the audit committee of such Reporting Company’s board of directors, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect such Reporting Company’s ability to record, process, summarize and report financial information and (B) to the Knowledge of the Company, any fraud that involves management or other employees of such Reporting Company who have a significant role in such Reporting Company’s internal control over financial reporting.

(iv) There are no liabilities or obligations of any Reporting Company or any Subsidiary of any Reporting Company of a nature that would be required under GAAP to be reflected or reserved on a balance sheet (consolidated, as applicable) of such Reporting Company, other than (A) liabilities or obligations reflected or reserved against in such Reporting Company’s most recent balance sheet (including the notes thereto) included in the Applicable Company SEC Reports filed prior to the date hereof, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2017, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Absence of Certain Changes or Events.

(i) Since January 1, 2017, there have not been any changes, developments, circumstances, effects, events or occurrences (changes, developments, circumstances, effects, events and occurrences being collectively referred to as “Changes”) that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2017, except as contemplated or required by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(g) Litigation. There is no (i) material suit, action, arbitration, mediation or legal, arbitral, administrative or other proceeding (a “Proceeding”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, pending or threatened material investigation or inquiry by a Governmental Entity of the Company or any of its Subsidiaries and (iii) Order, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed against the Company or any of its Subsidiaries.

(h) Contracts. Except for this Agreement and the Contracts set forth in Section 3.01(h) of the Company Disclosure Letter and Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Company Material Contract. Each Company Material Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act has been so filed. Each of the Company Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company as of the date hereof, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company as of the date hereof, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Compliance with Law; Permits. Since January 1, 2016, the Company and each of its Subsidiaries have been in compliance with and have not been in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in possession of all franchises, grants, permits, easements, variances, exceptions, Consents, certificates, permissions, qualifications and registrations and Orders of all Governmental Entities (collectively, “Permits”), and have filed all tariffs, reports, notices, and other documents with all Governmental Entities, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted, except where the failure to possess any of such Permits or make any such filings has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Knowledge of the Company, threatened administrative or judicial Proceedings that would reasonably be expected to result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the Company and each of its Subsidiaries have been in compliance with the terms and requirements of such Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Labor and Employment Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, works council or similar organization. To the Knowledge of the Company, as of the date hereof, (A) there are no union or other labor organizing activities occurring concerning any employees of the Company or any of its Subsidiaries and (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing against the Company or any of its Subsidiaries, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the Company and its Subsidiaries have not engaged in any action that required any notifications under the Workers Adjustment and Retraining Notification (WARN) Act of 1989, as amended, except as has not had and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(ii) The Company and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, payroll, worker classification, wages and hours, occupational safety and health and employment practices, other than instances of non-compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) The list that has been provided by the Company to Parent prior to the date of this Agreement of each employee of the Company and its Subsidiaries setting forth (as applicable) each employee’s annual base salary or base wage rate, target annual cash bonus, target long term incentive and other employee data is complete and accurate in all material respects as of the date of this Agreement.

(k) Employee Benefit Matters.

(i) Section 3.01(k)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. The Company has made available to Parent correct and complete copies of, to the extent applicable: (A) the current plan document for each material Company Benefit Plan, (B) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect to each material Company Benefit Plan, (C) the most recent summary plan description for each material Company Benefit Plan, (D) the most recent actuarial reports and financial statements for each material Company Benefit Plan, (E) each trust agreement relating to any material Company Benefit Plan, and (F) the most recent determination or opinion letter, as applicable, for each Qualified Plan.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Law, (B) all contributions or other amounts payable by the Company or any Commonly Controlled Entity with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) is the subject of a favorable determination or opinion letter issued by the Internal Revenue Service, and, to the Knowledge of the Company, no condition exists that would reasonably be expected to result in the loss of any such Qualified Plan’s qualified status and (D) to the Knowledge of the Company, there has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty under Section 404 of ERISA with respect to any Company Benefit Plan.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (A) no Proceedings (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with any Company Benefit Plan or the assets thereof and (B) to the Knowledge of the Company, there are no pending or threatened administrative investigations, audits or other administrative Proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity relating to any Company Benefit Plan.

(iv) None of the Company or any Commonly Controlled Entity has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Company Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). With respect to any plan set forth in Section 3.01(k)(iv) of the Company Disclosure Letter, the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted Proceedings to terminate any such plan (and, to the Knowledge of the Company, no condition exists that would reasonably be expected to result in such Proceedings being instituted) and the Company and its Commonly Controlled Entities do not have any material liability to the PBGC with respect to such plan other than premium payments required by ERISA. Neither the Company nor any Commonly Controlled Entity has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, nor has any liability under, any multiemployer plan (as defined in Section 3(37) of ERISA).

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for such liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to any plan set forth in Section 3.01(k)(v) of the Company Disclosure Letter, to the Knowledge of the Company, the Company has the right to amend or terminate such plan in its discretion without the consent of any participant.

(vi) None of the execution and delivery of this Agreement, obtaining the Company Requisite Vote or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under, or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or (E) result in payments to any “disqualified individual” (as defined for purposes of Section 280G(c) of the Code) which would not be deductible under Section 280G of the Code.

(l) Taxes.

(i) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.

(ii) All material Taxes of the Company and its Subsidiaries that are required to be paid or discharged, other than Taxes being contested in good faith by appropriate proceedings, have been timely paid and discharged.

(iii) No material deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the SEC Reports filed or furnished by the applicable Reporting Company to the SEC.

(iv) There are no material Tax Liens, other than Permitted Liens, on any asset of the Company or any of its Subsidiaries.

(v) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax.

(vi) As of the date hereof, no audit or other examination or Proceeding of, or with respect to, any material Tax Return or material amount of Taxes of the Company or any of its Subsidiaries is pending and, between January 1, 2016 and the date hereof, no written notice thereof has been received by the Company or any of its Subsidiaries.

(vii) None of the Company or any of its Subsidiaries (A) is a party to any material Tax allocation, Tax sharing, or Tax indemnity agreement (other than commercial Contracts the primary purpose of which is not Taxes) or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each case, the Company or any of its Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any material amount of Taxes of another Person (other than the Company or any of its Subsidiaries).

(viii) There are no material closing agreements, private letter rulings, technical advice memoranda or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries which are still in effect as of the date of this Agreement.

(ix) Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period.

(x) Each of the Company and its Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate Governmental Entity (or each is properly holding for such timely payment) all material amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(xi) To the Knowledge of the Company, the Company and its Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or the Treasury Regulations thereunder with respect to any “public utility property” (as defined in Section 168(i)(10) of the Code).

(xii) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2016 has been, in compliance with all applicable Environmental Law and, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Permits required under applicable Environmental Law to conduct its business as currently conducted, and all such Permits are valid and in good standing and neither the Company nor any of its Subsidiaries has received notice from any Governmental Entity seeking to modify, revoke or terminate any such Environmental Permits, (iii) there are no Proceedings pursuant to any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there have been no releases of Hazardous Materials at or on any property owned, leased or operated by the Company or any of its Subsidiaries, in each case, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or responsive action by the Company or any of its Subsidiaries and (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, Orders, settlements or compliance agreements that impose any current or future obligations on the Company and its Subsidiaries under Environmental Law.

(n) Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancellation has been given with respect to any such policy.

(o) Real Property.

(i) Subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each Contract under which the Company or any Subsidiary thereof is the tenant, subtenant or occupant (each, a “Company Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no uncured default of any material provision of any Company Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company or one of its Subsidiaries has good and valid title to all material real property currently owned by the Company or any of its Subsidiaries (collectively, “Company Owned Real Property”) free and clear of all Liens (other than Permitted Liens), except where absence of good and valid title or any such Lien has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses with respect to any real property (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Applicable Company SEC Report, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines and electric transmission assets owned or operated by the Company and its Subsidiaries are subject to Rights-of-Way, there are no encroachments or encumbrances or other Rights-of-Way that affect the use thereof and there are no gaps in the Rights-of-Way that are material for such pipelines or electric transmission assets, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) Each of the Company and its Subsidiaries have sufficient rights with respect to their Company Leased Real Property and Company Owned Real Property and under their Rights-of-Way to conduct its business as currently conducted, except where a failure to have such rights would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(p) Intellectual Property, Privacy, and Information Technology.

(i) The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe upon or misappropriate any Intellectual Property of any other Person as of the date of this Agreement, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect. The Company and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets owned by the Company and its Subsidiaries, except where the failure to take reasonable precautions has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) to the Knowledge of the Company, the Company has not suffered any security breach of its IT Systems that has caused any loss of data, disruption or damage to the Company’s operations, (B) the Company has not experienced any security breaches of personal data or IT Systems that required or would require law enforcement or Governmental Entity notification or any remedial action under applicable Law or any Data Privacy Legal Requirement, (C) to the Knowledge of the Company, since January 1, 2016, there has been no unauthorized access to, or other misuse of, personal data or IT Systems and (D) there are no pending or expected complaints, claims, actions, fines, or other penalties facing the Company in connection with any of the foregoing.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has security, back-ups, disaster recovery arrangements, and administrative, physical, and technical safeguards in place that are reasonably appropriate for a company in the business in which the Company is engaged and the Company has implemented security patches or upgrades that are reasonably available for the IT Systems where such patches or upgrades are reasonably required to maintain the security of such IT Systems.

(q) Regulatory Matters.

(i) All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since January 1, 2016 with the FERC, the Department of Energy (the “DOE”), the NRC, the FCC, the North American Electric Reliability Corporation (the “NERC”), the SCPSC, the SCORS, the NCUC, the GPSC, the United States Pipeline Hazardous Materials Safety Administration (the “PHMSA”) and the United States Department of Transportation (the “DOT”), as the case may be, have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2016, none of the Company or any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, any other communication from the FERC, the DOE, the NRC, the FCC, the NERC, the SCPSC, the SCORS, the NCUC, the GPSC, the PHMSA or the DOT regarding any actual or possible material violation of, or material failure to comply with, any Law.

(iii) To the Knowledge of the Company, except as has not had and would not reasonably be expected to have a material impact on the Company and its Subsidiaries, the operations of the Virgil C. Summer Nuclear Station in Jenkinsville, South Carolina (the “Summer Station”), including the operation of the NND Project and the construction, and cessation of the construction, of such project, are and have been conducted in compliance with applicable health, safety, regulatory and other requirements under applicable Laws.

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the financial assurance for decommissioning relating to the Summer Station provided to comply with NRC’s requirements in 10 CFR 50.75 and 72.30 consists of one or more trusts that are validly existing and in good standing under the Laws of their respective jurisdictions of formation with all requisite authority to conduct their affairs as currently conducted.

(r) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(n), the affirmative vote of holders of at least two-thirds of the outstanding Company Shares entitled to vote thereon at the Shareholders Meeting or any adjournment or postponement thereof to approve this Agreement (the “Company Requisite Vote”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to approve this Agreement and approve and consummate the Merger and the other transactions contemplated by this Agreement.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(t) Opinions of Financial Advisors. The Company Board has received the oral opinions of Morgan Stanley & Co. LLC and RBC Capital Markets, LLC to the effect that, as of the date of such opinions and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than Cancelled Shares). Signed, true and complete written copies of such opinions will be made available to Parent, which Parent and Merger Sub acknowledge and agree (i) are being provided to Parent for informational purposes only and (ii) may not be relied upon by Parent or Merger Sub.

(u) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(n), the Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Company Articles of Incorporation and the Company Bylaws. Assuming the accuracy of the representations and warranties set forth in Section 3.02(n), as of the date of this Agreement, no “fair price”, “business combination”, “moratorium”, “control share acquisition” or other state takeover Law or similar Law (collectively, “Takeover Statutes”) enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

(v) Information Supplied. None of the information supplied by the Company specifically for inclusion or incorporation by reference in the registration statement on Form S-4 in connection with the issuance by Parent of the aggregate Merger Consideration (the “Form S-4”) or the Proxy Statement/Prospectus, at (i) the time the Form S-4 is declared effective, (ii) the date the Proxy Statement/Prospectus is first published or mailed to the holders of Company Shares or (iii) the time of the Shareholders Meeting (except, with respect to the foregoing clauses (i) through (iii), to the extent that any such information is amended or superseded by any subsequent SEC Reports of Parent or the Company), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 3.02. Representations and Warranties of Parent and Merger Sub. Except (x) as disclosed in the SEC Reports of Parent or its wholly-owned Subsidiaries filed with or furnished to the SEC since January 1, 2016 and publicly available at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Parent Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosed with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the Commonwealth of Virginia, in the case of Parent, and the Laws of the State of South Carolina, in the case of Merger Sub, and has all requisite corporate power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as currently conducted, and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a true and complete copy of the organizational documents of Parent (the “Parent Organizational Documents”), and the comparable organizational documents of Merger Sub, in each case as amended and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each wholly-owned Subsidiary of Parent have, in all cases, been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights, and are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than transfer restrictions contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such wholly-owned Subsidiary.

(c) Capital Structure.

(i) The authorized capital stock of Parent consists of 1,000,000,000 Parent Shares and 20,000,000 shares of preferred stock (such preferred stock, the “Parent Preferred Stock”). At the close of business on December 29, 2017, there were (A) 644,571,202 Parent Shares issued and outstanding and (B) no shares of Parent Preferred Stock issued or outstanding. Except as set forth in the immediately preceding sentence, at the close of business on December 29, 2017, no shares of capital stock or other voting securities of Parent were issued or outstanding. Since December 29, 2017 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent other than pursuant to the exercise or vesting of equity awards under any Parent equity award plans or pursuant to Parent’s dividend reinvestment and direct stock purchase plan, in each case, outstanding as of December 29, 2017 and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Shares. All outstanding Parent Shares are, and all such Parent Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Subsidiary of Parent (it being understood and agreed that, for purposes of this Section 3.02(c)(ii), Subsidiaries of Parent shall not include (x) any benefit plan maintained by Parent or any of its Subsidiaries or (y) any nuclear decommissioning trusts maintained by Parent or any of its Subsidiaries) owns any Parent Shares or other shares of capital stock of Parent. There are no bonds, debentures, notes or other Indebtedness of Parent or of any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth in Section 3.02(c)(i), as of December 29, 2017, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (A) obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, Parent or any of its wholly-owned Subsidiaries or any Voting Parent Debt, (B) obligating Parent or any of its wholly-owned Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking to declare or pay any dividend or distribution or (C) that give any Person the right to subscribe for or acquire any securities of Parent or any of its wholly-owned Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Parent Shares or otherwise based on the performance or value of shares of capital stock of Parent or any of its wholly-owned Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of Parent or any of its wholly-owned Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interest, other than pursuant to any Parent equity award plans. There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which Parent or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interests of Parent, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interests.

(d) Authority; Noncontravention.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger, to the delivery by Parent of the written consent, as sole shareholder of Merger Sub, referenced in Section 5.11. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, subject, in the case of the Merger, to the delivery by Parent of the written consent, as sole shareholder of Merger Sub, referenced in Section 5.11. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The board of directors of Parent has duly and validly adopted resolutions approving this Agreement and the transactions contemplated by this Agreement, including the Merger, and the board of directors of Merger Sub has duly and validly adopted resolutions (A) determining that it is in the best interests of Merger Sub and its sole shareholder that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (B) adopting this Agreement and approving the transactions contemplated by this Agreement, including the Merger and (C) recommending that the sole shareholder of Merger Sub approve this Agreement, which resolutions of Parent and Merger Sub, in each case, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub or any of their respective Subsidiaries under, any provision of (A) the Parent Organizational Documents or the comparable organizational documents of any of Parent’s Subsidiaries, including Merger Sub or (B) subject to the filings and other matters referred to in Section 3.02(d)(iii), (1) any Contract or (2) any Law, in each case, applicable to Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of foregoing clause (B), any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (A) the Regulatory Conditions and any other Consents of or under, and compliance with any other applicable requirements of, (1) the HSR Act, (2) the FERC, (3) the NRC, (4) the FCC, (5) the NCUC, and (6) the GPSC (the items set forth in this clause (A), collectively, the “Parent Regulatory Clearances” and together with the Company Regulatory Clearances, the “Regulatory Clearances”), (B) the filing with the SEC of such reports and other documents (including the filing of the Form S-4) under, and compliance with all other applicable requirements of, the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder and any applicable state securities, takeover and “blue sky” Laws, (C) the filing of the Articles of Merger with the Secretary of State of the State of South Carolina, (D) any filings under, and compliance with all other applicable requirements of, the rules and regulations of the NYSE and (E) such other Consents, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the consummation of the Merger or any of the other material transactions contemplated by this Agreement.

(e) Applicable Parent SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) Parent and its Subsidiaries have filed or furnished, as applicable, all SEC Reports such companies were required or otherwise obligated to file with or furnish to the SEC since June 30, 2016 (such SEC Reports, the “Applicable Parent SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Parent SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Parent SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Parent SEC Reports has been amended or superseded by a later Applicable Parent SEC Report.

(ii) As of their respective dates, the audited and unaudited financial statements (consolidated, as applicable, and including any related notes thereto) of each of Parent and its Subsidiaries, as applicable, included in the Applicable Parent SEC Reports have been prepared in all material respects (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries, as applicable, as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments.

(iii) Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act and such disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed by Parent in the SEC Reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s SEC Reports and other public disclosure documents. Parent maintains internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act and such internal control is effective in all material respects in providing reasonable assurance regarding the reliability of Parent’s financial reporting and Parent’s preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) to the Knowledge of Parent, any fraud that involves management or other employees of Parent who have a significant role in Parent’s internal control over financial reporting.

(iv) There are no liabilities or obligations of Parent or any of its Subsidiaries of a nature that would be required under GAAP to be reflected or reserved on a financial statement (consolidated, as applicable) of Parent, other than (A) liabilities or obligations reflected or reserved against in such entity’s most recent balance sheet (including the notes thereto) included in the Applicable Parent SEC Reports filed prior to the date hereof, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2017, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Absence of Certain Changes or Events.

(i) Since January 1, 2017, there have not been any Changes that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Since January 1, 2017, except as contemplated or required by this Agreement, Parent and its wholly-owned Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(g) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (i) Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (ii) to the Knowledge of Parent, pending or threatened material investigation or inquiry by a Governmental Entity of Parent or any of its Subsidiaries and (iii) Order, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent, threatened to be imposed against Parent or any of its Subsidiaries.

(h) Compliance with Law. Since January 1, 2016, Parent and each of its Subsidiaries have been in compliance with and have not been in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2016, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) Taxes.

(i) All material Tax Returns required to be filed by or with respect to Parent or any of its wholly-owned Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.

(ii) All material Taxes of Parent and its wholly-owned Subsidiaries that are required to be paid or discharged, other than Taxes being contested in good faith by appropriate proceedings, have been timely paid and discharged.

(iii) There are no material Tax Liens, other than Permitted Liens, on any asset of Parent or any of its wholly-owned Subsidiaries.

(iv) Neither Parent nor any of its wholly-owned Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax.

(v) As of the date hereof, no audit or other examination or Proceeding of, or with respect to, any material Tax Return or material amount of Taxes of Parent or any of its wholly-owned Subsidiaries is pending and, between January 1, 2016 and the date hereof, no written notice thereof has been received by Parent or any of its wholly-owned Subsidiaries.

(vi) None of Parent or any of its wholly-owned Subsidiaries (A) is a party to any material Tax allocation, Tax sharing, Tax indemnity or similar agreement or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each case, Parent or any of its wholly-owned Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any material amount of Taxes of another Person (other than Parent or any of its wholly-owned Subsidiaries).

(vii) There are no material closing agreements, private letter rulings, technical advice memoranda or rulings that have been entered into or issued by any Tax authority with respect to Parent or any of its wholly-owned Subsidiaries which are still in effect as of the date of this Agreement.

(viii) Neither Parent nor any of its wholly-owned Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period.

(ix) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(j) Regulatory Matters.

(i) All filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries since January 1, 2016 with the FERC, the DOE, the NRC, and the NERC, as the case may be, have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Since January 1, 2016, none of Parent or any of its wholly-owned Subsidiaries has received any written notice or, to Parent’s Knowledge, any other communication from the FERC, the DOE, the NRC or the NERC regarding any actual or possible material violation of, or material failure to comply with, any Law.

(k) No Vote Required. Other than the approval of this Agreement by the sole shareholder of Merger Sub referenced in Section 5.11, no vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates is necessary for Parent and Merger Sub to approve this Agreement and approve and consummate the Merger and the other transactions contemplated by this Agreement.

(l) Brokers and Other Advisors. Except for fees or commissions to be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

(m) Ownership and Operation of Merger Sub. The authorized capital stock of Merger Sub consists solely of one thousand (1,000) shares of common stock, without par value, one hundred (100) of which are validly issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than those incident to its formation and its entry into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

(n) Ownership of Shares. None of Parent, Merger Sub or any of their Subsidiaries (it being understood and agreed that, for purposes of this Section 3.02(n), Subsidiaries of Parent and Merger Sub shall not include (x) any benefit plan maintained by Parent or any of its Subsidiaries or (y) any nuclear decommissioning trusts maintained by Parent or any of its Subsidiaries) is, directly or indirectly, a “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act) of any (i) Company Shares, (ii) securities that are convertible into or exchangeable or exercisable for Company Shares, or (iii) any rights to acquire or vote any Company Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub, or any of their respective Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Company Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Company Shares, in any case without regard to whether (A) such derivative conveys any voting rights in such securities to such Person, (B) such derivative is required to be, or capable of being, settled through delivery of securities or (C) such Person may have entered into other transactions that hedge the economic effect of such derivative, other than any Company Shares or securities, rights, options, warrants, agreements and derivatives with respect to any Company Shares in an amount equal to, in the aggregate, less than five percent (5%) of the total number of issued and outstanding Company Shares.

(o) Information Supplied. None of the information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus, at (i) the time the Form S-4 is declared effective, (ii) the date the Proxy Statement/Prospectus is first published or mailed to the holders of Company Shares or (iii) the time of the Shareholders Meeting (except, with respect to the foregoing clauses (i) through (iii), to the extent that any such information is amended or superseded by any subsequent SEC Reports of Parent or the Company), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(p) Financial Ability. Parent has, and at the Closing Parent will have, sufficient immediately available funds and the financial ability to pay all amounts payable to holders of Company Performance Share Awards and Company RSUs pursuant to Section 2.02 and any repayment or refinancing of then outstanding Indebtedness of the Company or any of its Subsidiaries, which repayment or refinancing is required as a result of the Merger, as set forth in Section 3.02(p) of the Company Disclosure Letter, after taking into account any consents or waivers obtained from any holder of such Indebtedness prior to the Effective Time.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01. Conduct of Business Pending the Merger.

(a) Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in Section 4.01(a) of the Company Disclosure Letter, required by applicable Law, required by a Governmental Entity or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage, and preserve its relationships with its employees, counterparties, customers and suppliers and Governmental Entities with jurisdiction over the Company or any of its Subsidiaries and (y) without limiting the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) regular quarterly cash dividends payable by the Company in respect of Company Shares not in excess of the amount set forth in Section 4.01(a)(i) of the Company Disclosure Letter and (B) dividends or distributions by a Subsidiary of the Company to the Company or to any wholly-owned Subsidiary of the Company;

(ii) split, combine or reclassify any of its capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other ownership interests or voting securities, other than transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(iii) purchase, redeem or otherwise acquire any of its or its Subsidiaries’ shares of capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or any rights, warrants or options to acquire any such shares of capital stock, interests or securities, other than (A) the withholding of Company Shares to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to the Company Equity Award Plans or settlement of awards granted pursuant to the Company Equity Award Plans and (B) the acquisition by the Company of awards granted pursuant to the Company Equity Award Plans in connection with the forfeiture or settlement of such awards or rights, in each case, that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien, any shares of its capital stock, other ownership interests or voting securities (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock, interests or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than upon the exercise, vesting or settlement of awards granted pursuant to the Company Equity Award Plans that are outstanding as of the date hereof or granted after the date hereof in accordance with this Agreement, in each case, exercised, vested or settled in accordance with their terms;

(v) amend (A) any of the Company Organizational Documents or (B) the comparable organizational documents of any Subsidiary of the Company, other than, in the case of this clause (B), amendments that effect solely ministerial changes to such documents;

(vi) acquire (whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise) any corporation, partnership or other business organization or division thereof or any material assets or interests in any Person with a value in excess of $50 million in the aggregate, other than transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(vii) sell, license, lease, transfer, assign, divest, cancel, encumber, abandon or otherwise dispose of any of its properties, rights or assets which (A) are material to the Company and its Subsidiaries, taken as a whole, or (B) have a value in excess of $25 million, other than (1) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties and (2) sales, leases, transfers or other dispositions made in connection with (x) any immaterial transactions in the ordinary course of business consistent with past practice or (y) any transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(viii) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), other than (A) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms, including in regards to maturity) or commercial paper programs in the ordinary course of business, (B) other than as set forth in the foregoing clause (A) and in Section 4.01(a)(viii) of the Company Disclosure Letter, incurring any Indebtedness in the ordinary course of business (including interest rate swaps on customary commercial terms consistent with past practice) not in excess of $200,000,000, (C) other than as set forth in Section 4.01(a)(viii) of the Company Disclosure Letter, redeeming, prepaying, defeasing, cancelling or modifying any Indebtedness in the ordinary course of business (including interest rate swaps on customary commercial terms consistent with past practice) not to exceed $200,000,000, (D) incurring, redeeming, prepaying, defeasing, cancelling or modifying any Indebtedness among the Company or any of its Subsidiaries, (E) incurring any Indebtedness to replace, renew, extend, refinance or refund any existing Indebtedness in the same principal amount of such existing Indebtedness and upon the maturity of such existing Indebtedness and to the extent such existing Indebtedness is Indebtedness of the Company, on terms that can be redeemed or prepaid at any time upon payment of the outstanding principal amount plus accrued interest without any make whole or similar prepayment penalty, and (F) providing guarantees and other credit support by the Company with respect to the obligations of any of its Subsidiaries; provided, however, no such Indebtedness shall contain any term that would accelerate the payment thereof or require its immediate repayment due to the transactions contemplated by this Agreement;

(ix) settle any claim, investigation or Proceeding with a Governmental Entity or third party, in each case, threatened, made or pending against the Company or any of its Subsidiaries, which (A) provides injunctive relief which is material to the Company or any of its Subsidiaries or (B) requires payment in excess of $10 million in the aggregate, other than the settlement of any claims, investigations or Proceedings made in the ordinary course of business or for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company’s SEC Reports; provided, however, that neither the Company nor any of its Subsidiaries shall settle any claim, investigation or Proceeding with a Governmental Entity or third party, in each case, threatened, made or pending against the Company or any of its Subsidiaries relating to or arising out of (A) the construction (or cessation of the construction), abandonment or disposal of nuclear power Units 2 and 3 at the Summer Station, (B) the bankruptcy of Westinghouse Electric Company, LLC (including the settlement agreement entered into with Toshiba Corporation and any Contract relating to the proceeds thereof), or (C) any other aspect of the NND Project (collectively, the “NND Project Litigation”) (it being understood and agreed that this proviso shall not apply to (x) the termination of any Contract related to the NND Project so long as such termination results in no additional liability of the Company or any of its Subsidiaries in excess of $5 million in the aggregate or (y) any immaterial amendment of any Contract related to the NND Project) other than as follows: (a) except as set forth in subclause (b) below, neither the Company nor any of its Subsidiaries shall settle any claim, investigation or Proceeding with a third party who is not a Governmental Entity relating to or arising out of the NND Project Litigation without prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (b) the Company or its Subsidiaries may, after prior notice to Parent, settle any mechanic liens related to the cessation of construction of the NND Project including those more specifically described as item 1(y) of Section 3.01(g) of the Company Disclosure Letter (it being understood and agreed that the $10 million limitation referred to in the fourth line of this Section 4.01(a)(ix) shall not apply to such settlement of mechanic’s liens) and (c) neither the Company nor its Subsidiaries may settle any claim, investigation or Proceeding with a Governmental Entity relating to or arising out of the NND Project Litigation without prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed);

(x) make or agree to make any capital expenditure in any fiscal year, except (A) for capital expenditures made in accordance with the capital expenditures plan set forth in Section 4.01(a)(x) of the Company Disclosure Letter in an amount not to exceed $50 million in excess of the amounts set forth in such capital expenditure plan during any calendar year, (B) for capital expenditures related to operational emergencies, equipment failures or outages or expenditures that the Company reasonably determines are then necessary to maintain the safety and integrity of any asset or property in response to any unanticipated or unforeseen and subsequently discovered events, occurrences or developments, or (C) as required by Law or a Governmental Entity;

(xi) except as required pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect on the date hereof, (A) grant to any director or officer any increase in compensation or pay, or award any bonuses or incentive compensation, including in the case of any Company officer, any changes associated with promotions or other position changes, regardless of whether such promotions or changes were previously announced, (B) grant to any current or former director, officer or employee any increase in severance, retention or termination pay, (C) grant or amend any equity awards, (D) enter into any new, or modify any existing, employment or consulting agreement with any current or former director or officer or enter into any new, or modify any existing, employment or consulting agreement with any individual consultant pursuant to which the annual base salary of such individual under such agreement exceeds $250,000.00 or the term of which exceeds twelve (12) months, (E) establish, adopt, enter into or amend in any material respect any material collective bargaining agreement or material Company Benefit Plan, (F) take any action to accelerate any rights or benefits under any Company Benefit Plan, or (G) hire or promote any new officer (other than any officer whose hiring or promotion has previously been publicly announced, but that has not yet taken effect as of the date hereof); provided, however, that, other than as set forth in subclause (A), the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants, whether cash or equity, but excluding any individual severance arrangements) that have a value that is consistent with its past practice of making compensation and benefits available to newly hired or promoted employees in similar positions and under similar circumstances;

(xii) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by a Governmental Entity or Law (including pursuant to any applicable SEC rule or policy), make any change in accounting methods, principles or practices where such changes would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xiii) (A) make, change or rescind any material Tax election, any Tax accounting period, or adopt or change any material method of Tax accounting, (B) settle or compromise any material Tax liability or consent to any material claim or assessment or obtain any material ruling relating Taxes, (C) file any amended material Tax Return or (D) enter into any material closing agreement relating to Taxes;

(xiv) other than in the ordinary course of business consistent with past practice, materially amend, modify or terminate, or waive any material rights under, or enter into any Contract which if entered into prior to the date of this Agreement would have been deemed, a Company Material Contract;

(xv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(xvi) materially change or enter into any IT Systems or cyber-security Contracts that are material to the Company and its Subsidiaries (other than routine maintenance and upgrades to existing IT Systems); or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xvi) of this Section 4.01(a).

(b) Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in Section 4.01(b) of the Parent Disclosure Letter, required by applicable Law, required by a Governmental Entity or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (x) Parent shall, and shall cause each of the Parent Significant Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage and preserve its relationships with its employees, counterparties, customers and suppliers and Governmental Entities with jurisdiction over Parent or any of the Parent Significant Subsidiaries and (y) without limiting the foregoing, Parent shall not:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than regular quarterly cash dividends payable by Parent in respect of Parent Shares;

(ii) split, combine or reclassify any of its capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other ownership interests or voting securities, other than transactions solely between or among Parent and its wholly-owned Subsidiaries;

(iii) purchase, redeem or otherwise acquire any of its or the Parent Significant Subsidiaries’ shares of capital stock, other ownership interests or voting securities, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, interests or securities, or any rights, warrants or options to acquire any such shares of capital stock, interests or securities, other than (A) the withholding of Parent Shares or any of Parent’s Subsidiaries’ capital stock to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to any of Parent’s equity award plans or (B) purchasing, redeeming or acquiring any of Parent’s equity awards pursuant to any of Parent’s equity award plans;

(iv) except for any Parent Shares issued in an offering for cash at a price no lower than ninety-five percent (95%) of the market price for Parent Shares on the NYSE at the time of such offering, issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien, any shares of its capital stock, other ownership interests or voting securities, or, except for equity units or mandatorily convertible securities issued in an offering for cash with a conversion premium, any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock, interests or securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than upon the exercise, vesting or settlement of awards granted pursuant to any Parent equity award plans or pursuant to Parent’s dividend reinvestment and direct stock purchase plan;

(v) amend (A) any of the Parent Organizational Documents or (B) the comparable organizational documents of any Parent Significant Subsidiary, in each case, in a manner that would materially adversely affect the holders of Company Shares whose Company Shares shall, pursuant to Section 2.01(a), convert in part into Parent Shares at the Effective Time; or

(vi) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (v) of this Section 4.01(b).

(c) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, neither the Company nor Parent shall take or permit any of their respective Subsidiaries to take any action that would reasonably be expected to prevent, or materially impair or delay, the consummation of the Merger or any of the other transactions contemplated by this Agreement.

SECTION 4.02. Acquisition Proposals.

(a) The Company agrees that, except as permitted by this Section 4.02, neither it nor any of its Subsidiaries, or any of their respective directors or officers, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly (i) initiate, solicit or knowingly encourage any Acquisition Proposal or the making of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) furnish or provide any information or data to any Person in connection with any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iv) otherwise knowingly facilitate any effort or attempt with respect to the foregoing. Any violation of the restrictions set forth in this Section 4.02 by any director, officer or investment banker of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.02 by the Company.

(b) The Company agrees that it and its Subsidiaries and their respective directors, officers, and employees, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately (i) cease and cause to be terminated any solicitation, discussions, negotiations or knowing facilitation or encouragement with any Person that may be ongoing with respect to any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) terminate any such Person’s access to any physical or electronic data rooms and (iii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries theretofore furnished thereto by or on behalf of the Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case, to the extent required by, and in accordance with, the terms of the applicable confidentiality agreement between the Company and such Person.

(c) The Company shall promptly (but in any event within forty-eight (48) hours) notify Parent in writing of the receipt of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, indicating (i) the identity of the Person making such Acquisition Proposal and (ii) the material terms and conditions of such Acquisition Proposal and providing Parent with the most current version (if any) of such inquiry, indication of interest, proposal or offer and all related material documentation. With respect to any Acquisition Proposal described in the immediately preceding sentence, the Company shall keep Parent reasonably informed, on a prompt basis (but in any event within forty-eight (48) hours of any such event), of (x) any changes or modifications to the terms of any such Acquisition Proposal and (y) any communications from such Person to the Company or from the Company to such Person with respect to any changes or modifications to the terms of any such Acquisition Proposal. Except as required by applicable Law, the Company shall not terminate, amend, modify, waive or fail to enforce any provision of any standstill or similar obligation with respect to any class of equity securities of the Company or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary contained in Section 4.02(a) or Section 4.02(b), prior to the Company Requisite Vote, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 4.02, if the Company Board determines in good faith (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company may, subject to providing Parent prior notice, (i) furnish or provide information (including non-public information or data) regarding, and afford access to, the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries, to the Person making such Acquisition Proposal and its Representatives; provided, however, that the Company shall as promptly as is reasonably practicable make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person pursuant to this clause (i) to the extent such information was not previously made available to Parent and (ii) engage in discussions and negotiations with such Person and its Representatives with respect to such Acquisition Proposal; provided, further, that, prior to taking any of the actions set forth in the foregoing clauses (i) or (ii) above, the Person making such Acquisition Proposal has entered into an Acceptable Confidentiality Agreement (it being understood that the negotiation of such Acceptable Confidentiality Agreement shall not be deemed to be a breach of Section 4.02(a) or Section 4.02(b)).

(e) Except as set forth in Section 4.02(f) and Section 4.02(g), the Company shall not, and the Company Board (and each committee thereof) shall not (i) (A) withdraw, change, qualify, withhold or modify, or propose to do any of the foregoing, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (B) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or sent to the holders of Company Shares, fail to issue a press release that reaffirms the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing or (F) agree or resolve to take any action set forth in the foregoing clauses (A) through (E) (any action set forth in this clause (i), a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Affiliates to enter into any letter of intent, memorandum of understanding, agreement in principle, definitive agreement, or other similar commitment that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

(f) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company Board may make a Company Adverse Recommendation Change (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 7.01(c)(i)) if (i) the Company has received a Superior Proposal other than as a result of a breach of this Section 4.02 and the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change in response to the receipt of such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(c)(i) at least four (4) Business Days prior to taking such action to the effect that, absent any modification to the terms and conditions of this Agreement that would cause the Superior Proposal to no longer be a Superior Proposal, the Company Board has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.01(c)(i), which notice shall specify the basis for such Company Adverse Recommendation Change or termination, shall provide the material terms and conditions of such Superior Proposal and shall attach the most current draft of any Alternative Acquisition Agreement, and any other material documents with respect to the Superior Proposal that (x) include any terms and conditions of the Superior Proposal and (y) were not produced by the Company, any of its Subsidiaries or any of its or their Representatives solely for internal purposes, if applicable (a “Notice of Recommendation Change”) (it being understood that such Notice of Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any change in price or material revision or material amendment to the terms of a Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (A), (B) and (C) of this Section 4.02(f) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 4.02(f) shall be deemed to be two (2) Business Days), (B) during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Superior Proposal still constitutes a Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(g) Notwithstanding anything to the contrary in this Agreement, other than in connection with an Acquisition Proposal (which shall be governed by Section 4.02(f)), at any time prior to obtaining the Company Requisite Vote, the Company Board may make a Company Adverse Recommendation Change if (i) an Intervening Event occurs and in response thereto the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change at least four (4) Business Days prior to taking such action to the effect that the Company Board has resolved to effect a Company Adverse Recommendation Change, which notice shall specify the basis therefor and include a reasonably detailed description of the Intervening Event, (B) during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Each time there is a material change to the facts or circumstances relating to the Intervening Event prior to obtaining the Company Requisite Vote, the Company will be required to deliver to Parent prompt written notice of such material change (which notice shall include a reasonably detailed description of such material change) and the Company will provide Parent with an additional two (2) Business Day period prior to making a Company Adverse Recommendation Change, such period shall begin upon the date of Parent’s receipt of the notice of such material change.

(h) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or any of its Subsidiaries from (i) complying with its disclosure obligations under U.S. federal or state Law, (ii) making any “stop, look or listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) or (iii) making any other disclosure to its shareholders if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Proxy Statement/Prospectus; Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, but in any event within thirty (30) Business Days thereafter, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the proxy statement/prospectus (together with any amendment or supplement thereto, the “Proxy Statement/Prospectus”), as part of the Form S-4, that includes (A) a proxy statement of the Company for use in the solicitation of proxies for the Shareholders Meeting and (B) a prospectus with respect to the issuance of Parent Shares in the Merger and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4. The Company and Parent shall use their respective reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after the Form S-4 is filed, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder and (C) keep the Form S-4 effective for as long as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. As promptly as practicable after the date of this Agreement, each of the Company and Parent will furnish or cause to be furnished to the other party the information relating to itself and its Subsidiaries, and cooperate with the other party, as may reasonably be requested, in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. The Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by the parties hereto pursuant to the immediately preceding sentence.

(b) Each party hereto shall promptly notify the other parties of the receipt of any comments of the SEC to the Form S-4 or the Proxy Statement/Prospectus and of any request by the SEC for any amendment or supplement thereto or for additional information in connection therewith. As promptly as practicable after receipt of any such comment or request from the SEC, the party that received such comment or request shall provide the other parties copies of all correspondence between the receiving party and its Representatives, on the one hand, and the SEC, on the other hand, regarding such comments or request. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Form S-4 or the Proxy Statement/Prospectus from the SEC.

(c) Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (i) provide the other party an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall consider such comments in good faith and (ii) promptly provide the other party with a copy of any such document or response.

(d) Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares to be issued in connection with the consummation of the transactions contemplated by this Agreement for offering or sale in any jurisdiction. Each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Parent Shares to be issued in connection with the consummation of the transactions contemplated by this Agreement.

(e) If, prior to the Effective Time, any event occurs with respect to any party hereto or any of its Subsidiaries, or any change occurs with respect to other information supplied by such party for inclusion in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, such party shall promptly notify the other parties hereto of such event, and the Company and Parent shall cooperate (i) in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and (ii) to the extent required by Law, in disseminating the information contained in such amendment or supplement to the holders of Company Shares.

(f) Subject to the fiduciary duties of the Company Board under applicable Law, the Company will take, in accordance with applicable Law and the Company Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of holders of Company Shares (the “Shareholders Meeting”) as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider and vote upon the approval of this Agreement. Subject to Section 4.02, the Company Board shall recommend such approval and shall take all lawful action to solicit and obtain the Company Requisite Vote. Notwithstanding anything to the contrary in this Agreement, the Company may, but shall not be required to, adjourn or postpone the Shareholders Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus (including with respect to an Acquisition Proposal) is provided to the holders of Company Shares a reasonable amount of time in advance of a vote on the approval of this Agreement, (ii) if the Company reasonably believes it is necessary and advisable to do so in order to solicit additional proxies in order to obtain the Company Requisite Vote, (iii) if, as of the time for which the Shareholders Meeting is originally scheduled, there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (iv) as required by applicable Law.

(g) Parent shall use its reasonable best efforts to cause to be delivered to the Company two (2) letters from Parent’s independent accountants, one dated a date within two (2) Business Days before the date on which the Form S-4 shall become effective and one dated a date within two (2) Business Days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(h) The Company shall use its reasonable best efforts to cause to be delivered to Parent two (2) letters from the Company’s independent accountants, one dated a date within two (2) Business Days before the date on which the Form S-4 shall become effective and one dated a date within two (2) Business Days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

SECTION 5.02. Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub shall (and shall cause its respective Subsidiaries to) cooperate and use its respective reasonable best efforts to (i) promptly make any required submissions and filings under applicable Law or to Governmental Entities with respect to the Merger and the other transactions contemplated by this Agreement, (ii) promptly furnish information requested in connection with such submissions and filings to such Governmental Entities or under such applicable Law, (iii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Entities or under such applicable Law, including with respect to: (A) the occurrence or receipt of any Consent under such applicable Law, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under such applicable Law, and (D) the nature and status of any objections raised or proposed or threatened to be raised under such applicable Law with respect to the Merger or the other transactions contemplated by this Agreement, (iv) obtain all Consents and Permits from any Governmental Entity (including the Regulatory Clearances) or any other Person necessary to consummate the transactions contemplated by this Agreement as soon as practicable, and (v) take or cause to be taken all other actions, and do or cause to be done all other things, reasonably necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable.

(b) In furtherance and not in limitation of the foregoing: each of the Company, Parent and Merger Sub shall (i) (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable following the date of this Agreement (and in any event within fifteen (15) Business Days after the date hereof (unless the parties otherwise agree)), (B) furnish as soon as practicable any additional information and documentary material that may be required or requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.02 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) (A) make or cause to be made the appropriate filings (including notice filings) as soon as practicable (and in any event by the date with respect to each such filing set forth in Section 5.02(b) of the Company Disclosure Letter (unless the parties otherwise agree)) with the FERC, the NRC, the FCC, the SCPSC, the NCUC and the GPSC relating to the transactions contemplated by this Agreement, (B) supply as soon as practicable any additional information and documentary material that may be required or requested by the FERC, the NRC, the FCC, the SCPSC, the SCORS, the NCUC and the GPSC, as applicable, in connection with the Regulatory Clearances and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.02 as necessary to obtain any necessary Consents and Permits from the FERC, the NRC, the FCC, the SCPSC, the NCUC and the GPSC, as applicable, in connection with the Regulatory Clearances as soon as practicable.

(c) In furtherance and not in limitation of the foregoing, as promptly as reasonably practicable following the date of this Agreement, the Company and Parent shall (i) work together in good faith the finalize the terms of the SCPCS Petition and (ii) jointly file the SCPSC Petition. Each of the Company, Parent and Merger Sub shall furnish as soon as practicable any additional information and documentary material that may be required by the SCPSC or any other Government Entity in connection with the SCPSC Petition and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.02 and as set forth in the SCPSC Petition necessary to obtain the SCPSC Petition Approval as soon as practicable.

(d) The Company, Parent and Merger Sub shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other parties of (and if in writing, furnish the other parties with copies of) any communication to such Person from any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity regarding the filings and submissions described in this Section 5.02 and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity regarding such filings and submissions, (ii) keep the other parties reasonably informed of any developments, meetings or discussions with any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity in respect of any filings, submissions, investigations, or inquiries concerning the transactions contemplated by this Agreement and (iii) not independently participate in any meeting or discussion with any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity in respect of any filings, submissions, investigations or inquiries concerning the transactions contemplated by this Agreement without giving the other party or parties hereto prior notice of such meeting or discussions to the extent it is reasonably practical to do so and, unless prohibited by such third party or Governmental Entity or otherwise not reasonably practical, the opportunity to attend or participate; provided, however, that (x) the Company, Parent and Merger Sub shall be permitted to redact any correspondence, filing, submission or communication prior to furnishing it to the other parties to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the transactions contemplated by this Agreement and (y) for the avoidance of doubt, the foregoing clause (iii) shall not prohibit the Company, Parent or Merger Sub from independently participating in meetings and discussions with third parties or Governmental Entities that solely relate to an explanation of the terms of this Agreement, including the conditions set forth in Article VI.

(e) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.02, Parent, Merger Sub and the Company agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment to and obtain all Consents under applicable Laws that may be required by any Governmental Entity (including any Regulatory Clearances and the SCPSC Petition Approval), so as to enable the parties to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) selling, licensing, holding separate or otherwise disposing of assets or businesses of Parent or the Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries (each, a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of the Company or Parent, be conditioned upon consummation of the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.02, in the event that any Proceeding is commenced, threatened or is reasonably foreseeable challenging any of the transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of such transactions, Parent shall use reasonable best efforts to take or cause to be taken any and all action, including a Remedial Action, to avoid or resolve any such Proceeding as promptly as practicable. In addition, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the transactions contemplated by this Agreement as promptly as practicable.

(g) From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to Article VII, neither Parent, Merger Sub, nor Company shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to materially increase the risk of not obtaining, or would reasonably be expected to prevent or prohibit, or materially impede, interfere with or delay, obtaining, any applicable Consent under applicable Laws (including any Regulatory Clearance and the SCPSC Petition Approval) with respect to the transactions contemplated by this Agreement. Section 5.02(g) of the Company Disclosure Letter sets forth the approach to the coordination of matters related to the Company’s pending acquisition described as Item 3 of Section 3.01(f) of the Company Disclosure Letter and matters related to this Agreement.

(h) The Company and its Subsidiaries (as applicable) shall, to the extent reasonably practicable, subject to applicable Law relating to the exchange of information and except as would be in violation of, or result in a waiver or loss of, the attorney-client privilege or work-product doctrine: (i) within 48 hours of receipt thereof, notify Parent of (and if in writing, furnish Parent with copies of) any material communication to the Company or its Subsidiaries from any Governmental Entity related to or arising out of any material claim, hearing, investigation or Proceeding, whether criminal or civil in nature, relating to or arising out of the construction, or cessation of the construction, of nuclear power Units 2 and 3 at the Summer Station or the bankruptcy of Westinghouse Electric Company, LLC (including the settlement agreement entered into with Toshiba Corporation and any Contract relating to the proceeds thereof) (collectively, “Nuclear Litigation”) and permit Parent to review and discuss in advance (and consider in good faith any comments made by Parent in relation to) any proposed written response to any material communication from any Governmental Entity related to or arising out of any Nuclear Litigation, (ii) keep Parent reasonably informed of any developments, meetings or discussions with any Governmental Entity related to or arising out of any Nuclear Litigation, and (iii) use good faith efforts to give Parent notice (which notice shall be prior notice to the extent providing prior notice is reasonably practical) of any material meetings or discussions relating to or arising out of any Nuclear Litigation (and consider in good faith any comments or guidance from Parent in relation to such meeting or discussions) and, if appropriate in the Company’s reasonable judgment, provide Parent the opportunity to attend or participate in such meetings or discussions.

(i) Notwithstanding anything set forth in this Agreement, Parent and its Affiliates shall not be required to and the Company and its Affiliates shall not be required to, unless conditioned on the Closing, and without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion) the Company shall not and shall cause its Subsidiaries not to, in connection with obtaining any Consent or Permit, or with respect to any actions required under this Section 5.02, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action), that constitutes a Burdensome Condition.

(j) Notwithstanding anything set forth in this Agreement, Parent and its Affiliates shall not be required to and the Company and its Affiliates shall not be required to, unless conditioned on the Closing, and without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion) the Company shall not and shall cause its Subsidiaries not to, in connection with the SCPSC Petition, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action) that (i) materially changes the proposed terms, conditions, or undertakings set forth in the SCPSC Petition or (ii) significantly changes the economic value of the proposed terms set forth in the SCPSC Petition, in each case, as reasonably determined by Parent in good faith.

SECTION 5.03. Access and Reports; Confidentiality.

(a) Subject to applicable Law relating to the exchange of information, upon reasonable notice, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, afford to the other party’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records. During such period, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, furnish promptly to the other party (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document (A) filed by it during such period pursuant to applicable Law or (B) filed with, furnished to or sent to the SEC, the FERC, the FCC, the NRC, the SCPSC, the SCORS, the NCUC, the GPSC or any other federal or state regulatory agency or commission and (ii) all information concerning its business, properties and personnel as may reasonably be requested by the other party; provided, however, that no investigation pursuant to this Section 5.03(a) shall affect or be deemed to modify any representation or warranty made herein; provided, further, that the foregoing shall not require the Company and Parent to (A) permit any inspection, or to disclose any information, that in the reasonable judgment of such party, would result in the disclosure of any trade secrets of third parties or violate any of its obligations to a third party with respect to confidentiality if the Company or Parent, as applicable, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (B) disclose any privileged information of such party or any of its Subsidiaries, (C) permit any invasive environmental testing or sampling at any property or (D) take or allow any action that would unreasonably interfere with such party’s or any of its Subsidiaries’ business or operations. All requests for information made pursuant to this Section 5.03 shall be directed to the executive officer or other Person designated by the Company or Parent, as applicable. Notwithstanding the foregoing, with respect to Parent and its Subsidiaries, the access to and exchange of information described in this Section 5.03(a) shall be limited to the extent reasonably necessary or related to the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) Each of the Company, Parent and Merger Sub will comply with the terms and conditions of that certain letter agreement, dated October 8, 2017, between Parent and the Company (as may be amended from time to time, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective Representatives to hold and treat, in confidence all documents and information exchanged pursuant to Section 5.03(a) in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 5.04. Stock Exchange Delisting and Listing.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time and in accordance with applicable Law.

(b) Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 5.05. Publicity. The initial news release regarding the Merger shall be a joint news release reasonably agreed between Parent and the Company and, except with respect to any action taken pursuant to Section 4.02 or Section 7.01, thereafter the Company and Parent each shall consult with each other prior to issuing, and give each other the opportunity to review and comment upon, any news releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, except as such party may reasonably conclude may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or as may be requested by any Governmental Entity.

SECTION 5.06. Employee Matters.

(a) Following the Effective Time and until December 31, 2019 (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time and not covered by any collective bargaining agreement (the “Company Non-Union Employees”) with (i) annual base compensation no less than the annual base compensation provided to such Company Non-Union Employees immediately prior to the Effective Time, (ii) annual target cash incentive opportunities that are no less than the annual target cash incentive opportunities provided to such Company Non-Union Employees immediately prior to the Effective Time, subject to the satisfaction of performance criteria determined by Parent (consistent with the form and terms and conditions (including performance criteria) of such awards provided to other similarly situated employees of Parent) and other terms and conditions of Parent’s annual incentive program, (iii) long-term target incentive award opportunities that are no less than the long-term target incentive award opportunities provided to such Company Non-Union Employees immediately prior to the Effective Time (such long-term incentive awards to be provided in such a form, and subject to such performance and vesting criteria and other terms and conditions, as Parent shall determine, consistent with the form and terms and conditions (including performance criteria) of such awards provided to other similarly situated employees of Parent), (iv) employment within a 50-mile radius from each such Company Non-Union Employee’s location of employment immediately prior to the Effective Time and duties and responsibilities similar to what such Company Non-Union Employee had immediately prior to the Effective Time, (v) severance benefits that are no less favorable than those set forth in Section 5.06(a) of the Company Disclosure Letter and (vi) other employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Non-Union Employees immediately prior to the Effective Time. Further Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time and who are covered by a collective bargaining agreement with (A) compensation and benefits and other terms and conditions of employment in accordance with the terms of such collective bargaining agreement or any subsequently adopted collective bargaining agreement, as in effect from time to time, and (B) severance benefits that are no less favorable than those set forth in Section 5.06(a) of the Company Disclosure Letter.

(b) Without limiting the generality of Section 5.06(a) but subject to the obligations set forth in Section 5.06(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination, deferred compensation, and change in control plans, policies, programs, agreements and arrangements maintained by the Company or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and Parent or the Surviving Corporation may not amend, modify or terminate any such plan, policy, program, agreement or arrangement unless and solely to the extent permitted under the terms thereof as in effect at the Effective Time or otherwise as required to comply with applicable Law. In addition, to the extent required by the express terms of any Company Benefit Plan, Parent shall, or shall cause the Surviving Corporation to, expressly assume and agree to perform all obligations under and with respect to the terms of each such Company Benefit Plan. Notwithstanding anything to the contrary herein, Parent shall, or shall cause the Surviving Corporation to, maintain without amendment (other than as required to comply with applicable Law) for the duration of the Continuation Period each of the Company Benefit Plans listed on Section 5.06(b) of the Company Disclosure Letter. For avoidance of doubt, Parent shall assume, honor and continue the Company’s change in control plans in accordance with the foregoing solely with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and shall not be obligated to provide any additional payments, benefits or rights under such plans in connection with any subsequent change in control of Parent or the Surviving Corporation that may occur after the Merger.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries in which the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting (but not benefit accruals under any defined benefit pension plan), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries or any Commonly Controlled Entity, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service; and, provided further, that no Company Employee shall be entitled based on such prior credited service or otherwise to participate in any frozen or grandfathered plan or benefit formula of Parent or any of its Subsidiaries that would not be offered to employees first hired by Parent or its Subsidiaries after the Effective Time.

(d) Without limiting the generality of Section 5.06(a), Parent shall, or shall cause the Surviving Corporation to, waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that in the case of an insured plan, such waivers shall be made only to the extent the insurer consents thereto, and Parent and the Surviving Corporation shall use commercially reasonable efforts to obtain such consent. Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year or plan year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time; provided, however, that in the case of an insured plan, such amounts shall be taken into account only to the extent the insurer consents thereto, and Parent and the Surviving Corporation shall use commercially reasonable efforts to obtain such consent.

(e) The provisions of this Section 5.06 are solely for the benefit of the parties to this Agreement, and no other Person (including any current or former employee of the Company or its Subsidiaries or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Section 5.06, and no provision of this Section 5.06 shall create such rights in any such Persons. Except as set forth in Section 5.06(b), no provision of this Agreement shall be construed (i) as a guarantee of continued employment of any employee of the Company or its Subsidiaries, (ii) to prohibit Parent or its Subsidiaries (including the Surviving Corporation) from having the right to terminate the employment of any such employee, (iii) to require Parent or its Subsidiaries to continue to pay or provide any such employee any compensation or benefits after such termination of employment, other than any severance benefits that may be provided pursuant to Section 5.06(a)(v); (iv) to permit the amendment, modification or termination of any Company Benefit Plan or employee benefit plan of Parent or its Subsidiaries (in each case solely to the extent any such amendment, modification or termination is prohibited in accordance with the terms of the applicable plan) or (v) as an amendment or modification of the terms of any Company Benefit Plan or employee benefit plan or Parent or its Subsidiaries.

SECTION 5.07. Expenses. Except as set forth in Section 5.09(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

SECTION 5.08. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) from and against any and all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities (collectively, “Costs”) incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement. From and after the Effective Time, Parent shall advance expenses to each Indemnified Party claiming indemnification pursuant to this Section 5.08 as incurred to the fullest extent permitted under applicable Law; provided, however, that such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to such indemnification.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor the provisions regarding (i) exculpation of directors, (ii) limitation of liability of directors and officers, (iii) advancement of expenses and (iv) indemnification, in each case, contained in the Company Organizational Documents (as in effect as of the date hereof), the comparable organizational documents of any of the Company’s Subsidiaries (as in effect as of the date hereof) or any indemnification Contract set forth in Section 5.08(b) of the Company Disclosure Letter between the applicable Indemnified Party and the Company or any of its Subsidiaries existing immediately prior to the Effective Time (it being understood and agreed that, for the avoidance of doubt and without limiting the generality of the foregoing, the foregoing obligation of Parent shall apply with respect to, and remain in full force and effect as to any pending or future claim, hearing, investigation or Proceeding relating to or arising out of the construction, or cessation of the construction, of nuclear power Units 2 and 3 at the Summer Station or the bankruptcy of Westinghouse Electric Company, LLC (including the settlement agreement entered into with Toshiba Corporation and any Contract relating to the proceeds thereof)). For a period of three (3) years following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries not to amend, replace or otherwise modify the provisions regarding (A) exculpation of directors, (B) limitation of liability of directors and officers, (C) advancement of expenses and (D) indemnification, in each case, contained in their respective organizational documents; provided, however, that such three (3) year period shall be extended for so long as any Proceeding is pending or asserted against an Indemnified Party that implicates the rights set forth in the foregoing clauses (A) through (D); provided, further, that such prohibition on amendments, replacements and other modifications shall not apply to amendments, replacements and other modifications that are prospective in their application and exclude any effect on the Indemnified Parties.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation to maintain for a period of at least six (6) years following the Effective Time directors’ and officers’ liability insurance and fiduciary liability insurance policies (collectively, “D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with benefits, levels of coverage and terms and conditions at least as favorable as the Company’s D&O Insurance existing immediately prior to the Effective Time with respect to matters existing or occurring at or prior to the Effective Time, including for acts or omissions in connection with this Agreement and the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such D&O Insurance coverage an annual premium amount greater than three hundred percent (300%) of the aggregate amount of the annual premiums currently paid by the Company for D&O Insurance immediately prior to the Effective Time (such aggregate amount of premiums currently paid, the “Maximum Annual Premium”). If the annual premiums of such D&O Insurance coverage exceed the Maximum Annual Premium, Parent and the Surviving Corporation shall obtain a policy with as much coverage as reasonably available for an annual cost not exceeding the Maximum Annual Premium.

(d) Notwithstanding Section 5.08(c), the Company may in its sole discretion obtain, prior to the Effective Time, six (6) year pre-paid “tail” insurance coverage, at an aggregate cost no greater than six times the Maximum Annual Premium, providing for D&O Insurance not materially less favorable than that described in Section 5.08(c). If the Company has obtained such policy pursuant to this Section 5.08(d), Parent will cause such policy to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation, and Parent will have no further obligation to purchase or pay for insurance pursuant to Section 5.08(c).

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall assume and comply with all of the obligations applicable to Parent or the Surviving Corporation, respectively, set forth in this Section 5.08.

(f) The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. The obligations of Parent and the Surviving Corporation in this Section 5.08 may not be terminated or modified in any manner that adversely affects any Indemnified Party without the consent of such Indemnified Party. Parent will honor, guaranty and stand as surety for, and will cause the Surviving Corporation and its Subsidiaries and successors to honor and comply with, the covenants contained in this Section 5.08.

(g) The rights of the Indemnified Parties under this Section 5.08 shall be in addition to, and not in limitation of, any rights such Indemnified Parties may have under the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries, or under any applicable Contracts or Law.

SECTION 5.09. Financing.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide commercially reasonable assistance with the preparation of rating agency presentations and lender, underwriter and initial purchaser presentations, offering memoranda and prospectuses and any discussions regarding the business, financial statements, and management discussion and analysis of the Company and its Subsidiaries, all for use in connection with the financing activities of Parent, including any registration statement filed with the SEC where Parent determines that the inclusion of such information is required or desirable, and (ii) request that its independent accountants provide customary and reasonable assistance to Parent or any of its Subsidiaries, as applicable, in connection with providing customary comfort letters in connection with the financing activities of Parent; provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (A) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for such financing activities, other than as allowed by the preceding clause (ii), (B) any audited financial information or any financial information prepared in accordance with Regulation S-K or Regulation S-X under the Securities Act or any financial information in a form not customarily prepared by the Company with respect to any period or (C) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request.

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.09): (i) nothing in this Agreement (including this Section 5.09) shall require any such cooperation set forth in Section 5.09(a) to the extent that it would require the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives to (A) pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Effective Time, (B) provide any cooperation that would unreasonably interfere with the ongoing business or operations of the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives, (C) enter into or approve any agreement or other documentation effective prior to the Effective Time or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Effective Time, (D) require the Company to provide pro forma financial statements or pro forma adjustments reflecting the financing activities of Parent or any description of all or any component of such financing activities (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the financing activities of Parent), (E) require the Company or the Subsidiaries of the Company to provide pro forma financial statements or pro forma adjustments reflecting transactions contemplated or required hereunder (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the financing activities of Parent), (F) provide any cooperation or take any action that, in the reasonable judgment of the Company, would result in a violation of any confidentiality agreement or material agreement or the loss of any attorney-client or other similar privilege, (G) make any representation or warranty in connection with the financing activities of Parent or the marketing or arrangement thereof, (H) provide any cooperation, or take any action, that would cause any representation or warranty in this Agreement to be breached or any condition to the Closing set forth in this Agreement to fail to be satisfied or (I) cause the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the financing activities of Parent, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives under any certificate, agreement, arrangement, document or instrument relating to the financing activities of Parent shall be effective until the Effective Time.

(c) Parent shall (i) promptly reimburse the Company for all reasonable and out-of-pocket costs or expenses (including reasonable and documented costs and expenses of counsel and accountants) incurred by the Company, any of its Subsidiaries and any of their respective Representatives in connection with any cooperation provided for in Section 5.09(a) and (ii) indemnify and hold harmless the Company, each of its Subsidiaries and each of their respective Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, any cooperation provided for in Section 5.09(a) or the financing activities of Parent and any information used in connection therewith, unless the Company acted in bad faith or engaged in willful misconduct and other than in the case of fraud.

(d) Without limiting the generality of the foregoing, promptly following Parent’s request, the Company shall deliver to each of the lenders with respect to the Indebtedness set forth in Section 5.09(d) of the Parent Disclosure Letter (the “Existing Loan Lenders”) a notice (an “Existing Loan Notice”) prepared by Parent, in form and substance reasonably acceptable to the Company, notifying each of the Existing Loan Lenders of this Agreement and the contemplated Merger. At Parent’s election, the Existing Loan Notice with respect to one or more of the Existing Loan Lenders may include a request for a consent, in form and substance reasonably acceptable to the Company (an “Existing Loan Consent”), to (i) the consummation of the Merger and the other transactions contemplated by this Agreement, and (ii) certain modifications of (or waivers under or other changes to) any agreement or documentation relating to the Company’s or its Subsidiaries’, as applicable, relationship with such Existing Loan Lender; provided, however, that no such modifications, waivers or changes shall be effective prior to the Effective Time.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of any Existing Loan Consent is not a condition to the Closing.

SECTION 5.10. Rule 16b-3. Prior to the Effective Time, each of the Company and Parent shall take such steps as may be reasonably necessary or advisable to cause (a) any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11. Parent Consent. Within twenty-four (24) hours after the execution of this Agreement, Parent shall execute and deliver, in accordance with Chapter 11 of the SCBCA and in its capacity as the sole shareholder of Merger Sub, a written consent approving this Agreement.

SECTION 5.12. Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and prior to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or in furtherance of, or contemplated by this Agreement.

SECTION 5.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, Parent, Merger Sub, the Company and the Company Board shall use reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

SECTION 5.14. Control of Operations. Without limiting any party’s rights or obligations under this Agreement, the parties hereto understand and agree that (a) nothing contained in this Agreement will give any party hereto, directly or indirectly, the right to control, direct or influence any other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 5.15. Resignation of Directors. The Company will cause each of the directors of the Company to submit at the Closing a letter of resignation in form reasonably satisfactory to Parent and effective as of the Effective Time. Notwithstanding the foregoing, the Company will not be in breach of this Section 5.15 if it fails to obtain the resignation of any such director if Parent will have the power, directly or indirectly, to remove any such Person from his or her position as a director of the Company without cause immediately after the Effective Time with no liability in excess of $500,000 in the aggregate.

SECTION 5.16. Additional Matters. Parent hereby confirms that, subject to the occurrence of the Effective Time, it:

(a) intends to maintain South Carolina Electric & Gas Company’s corporate headquarters in Cayce, South Carolina;

(b) will make a good faith commitment to give the employees of the Company and its Subsidiaries due and fair consideration for other employment and promotion opportunities within the larger Parent organization, both inside and outside of South Carolina, to the extent any employment positions are re-aligned, reduced or eliminated in the future as a result of the Merger;

(c) intends that Parent’s board of directors will take all necessary action as soon as practical after the Effective Time to appoint a mutually agreeable current member of the Company Board or the Company’s executive management as a director to serve on Parent’s board of directors; and

(d) intends to increase the Company’s historic level of corporate contributions to charities identified by the Company’s leadership by $1,000,000.00 per year for at least five (5) years after the Effective Time and to maintain or increase historic levels of community involvement, low income funding and economic development efforts in the Company’s current operating area.

SECTION 5.17. Shareholder Litigation. The Company shall advise Parent promptly in writing of any Proceeding brought by a holder of Company Shares or any other Person against the Company or its directors or officers arising out of or relating to this Agreement or the transactions contemplated by this Agreement (the “Shareholder Litigation”) and shall keep Parent reasonably informed regarding any such matter. The Company shall not settle any such shareholder litigation without Parent’s consent, not to be unreasonably withheld or delayed.

SECTION 5.18. Advice of Changes. Each of Parent and the Company will, to the extent not in violation of applicable Law, promptly advise the other of any Change of which it has Knowledge, (a) having or reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (b) that would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that (i) no such notification will operate as a waiver of or otherwise affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties under this Agreement, (ii) the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice and (iii) a failure to comply with this Section 5.18 shall not constitute the failure of any condition set forth in Article VI.

SECTION 5.19. Certain Tax Matters.

(a) Each of the parties shall use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the parties shall (and each of the parties shall cause their respective Subsidiaries not to) take any action (or fail to take any action) if taking (or failing to take) such action could reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The parties shall consider in good faith such amendments to this Agreement as may be reasonably required to cause the Merger to qualify for the Intended Tax Treatment.

(b) Each of the parties shall use its reasonable best efforts to obtain the Tax opinions to be attached as exhibits to the Proxy Statement/Prospectus and the Form S-4, including by (i) delivering to Morgan, Lewis & Bockius LLP and Mayer Brown LLP, prior to the filing of the Proxy Statement/Prospectus and the Form S-4, Tax representation letters in substantially the forms set forth in Section 5.19(b) of the Parent Disclosure Letter and Section 5.19(b) of the Company Disclosure Letter, respectively, and (ii) delivering to Morgan, Lewis & Bockius LLP and Mayer Brown LLP, dated and executed as of the Closing Date, Tax representation letters in substantially the forms set forth in Section 5.19(b) of the Parent Disclosure Letter and Section 5.19(b) of the Company Disclosure Letter, respectively. Each of the parties shall use its reasonable best efforts not to, and not permit any of its Affiliates to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations, warranties and covenants made to counsel in the Tax representation letters described in this Section 5.19(b).

(c) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code. The parties shall treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal, state and other relevant Tax purposes.

ARTICLE VI

CONDITIONS

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of Company Shares constituting the Company Requisite Vote;

(b) Orders. No Governmental Entity of competent jurisdiction shall have enacted, entered, promulgated or enforced any Law, executive order, ruling, judgment, injunction or other order (collectively, “Orders”) that is in effect and restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger or makes the consummation of the Merger illegal;

(c) Regulatory Conditions. Each of the conditions set forth in Section 6.01(c) of the Company Disclosure Letter with respect to the Consents described therein (the “Regulatory Conditions”) shall have been satisfied;

(d) Approval of SCPSC Petition. The issuance by the SCPSC of an Order approving the SCPSC Petition (other than the request for the SCPSC to take the actions contemplated by Section 6.02(g), which actions are addressed in Section 6.02(g)), unless otherwise consented to by Parent in its sole discretion, without any (i) material changes to the proposed terms, conditions, or undertakings set forth in Section 3 of the key terms summarized in Appendix A attached to this Agreement and incorporated in the SCPSC Petition or (ii) a significant change to the economic value of proposed terms set forth in Section 3 of the key terms summarized in Appendix A attached to this Agreement and incorporated in the SCPSC Petition, in each case as reasonably determined by Parent in good faith (the “SCPSC Petition Approval”) (it being understood and agreed that the condition set forth in this Section 6.01(d) shall be satisfied upon the issuance of such Order by the SCPSC without regard to any rehearing or appeals process (including the filing of any motion for reconsideration or petition for judicial review), or other judicial or administrative process, subsequent to the initial issuance of such Order);

(e) Listing. The Parent Shares to be issued in connection with the transactions contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be subject to any stop order or Proceeding seeking a stop order.

SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.01 (except for those contained in Section 3.01(c), Section 3.01(d)(i), Section 3.01(f)(i), Section 3.01(r) and Section 3.01(s)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each of the representations and warranties of the Company set forth in Section 3.01(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (iii) each of the representations and warranties of the Company set forth in Section 3.01(d)(i) and Section 3.01(s) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date) and (iv) each of the representations and warranties of the Company set forth in Section 3.01(f)(i) and Section 3.01(r) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied;

(d) Absence of Burdensome Condition. No Regulatory Clearance, other approval of a Governmental Entity or other Consent, in each case in connection with the Merger, or Order related to any of the foregoing, shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions (including a Remedial Action), that constitute a Burdensome Condition;

(e) No MAE. Since the date of this Agreement, there shall not have occurred any Change or Changes that have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(f) No Actions Affecting SCPSC Petition. No Governmental Entity of competent jurisdiction shall have enacted any Order and no Change in Law (including no Change to the BLRA or the South Carolina Public Utility Laws) shall have been enacted, in each case which imposes any condition that would reasonably be expected to result in a (i) material change to the proposed terms, conditions, or undertakings set forth in the SCPSC Petition or (ii) a significant change to the economic value of the proposed terms set forth in the SCPSC Petition, in each case as reasonably determined by Parent in good faith;

(g) SCPSC Determination. The SCPSC shall have (i) approved the Merger with no material Changes to the terms of the Merger, (ii) made a finding that the Merger is in the public interest or (iii) made a finding that there is an absence of harm to South Carolina rate payers as a result of the Merger; and

(h) No Change in Law. Since the date of this Agreement, there shall not have occurred any (i) substantive Change in any applicable Law or any Order with respect to the BLRA, as in effect on the date of this Agreement, which has or would reasonably be expected to have an adverse effect on the Company or any of its Subsidiaries or (ii) substantive Change in any applicable Law or any Order with respect to any other South Carolina Public Utility Law, as in effect as of the date of this Agreement, which has or would reasonably be expected to have an adverse effect on the Company or any of its Subsidiaries (such Changes as set forth in (i) and (ii), the “SC Law Changes”).

SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02 (except for those contained in Section 3.02(c), Section 3.02(d)(i), Section 3.02(f)(i), Section 3.02(k) and Section 3.02(l)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (iii) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(d)(i) and Section 3.02(l) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date) and (iv) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.02(f)(i) and Section 3.02(k) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after (except as set forth below) the Company Requisite Vote is obtained:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before January 2, 2019 (the “Termination Date”); provided, however, that if any condition set forth in Section 6.01(b), Section 6.01(c) or Section 6.01(d) shall not have been satisfied at such time, the Termination Date shall automatically be extended to (and shall thereafter be deemed to be), without any action on the part of any party hereto, April 2, 2019; provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if such party (or, in the case of Parent, Merger Sub) has breached its obligations under this Agreement in any manner that shall have been the principal cause of or resulted in the failure of a condition to any party’s obligation to effect the Merger;

(ii) if at the Shareholders Meeting (or any adjournment or postponement thereof done in accordance with this Agreement), the Company Requisite Vote shall not have been obtained; or

(iii) if any Order permanently restraining, enjoining, preventing or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(iii) if such party (or, in the case of Parent, Merger Sub) has breached its obligations under this Agreement in a manner that shall have been the principal cause of such Order;

(c) by the Company:

(i) if the Company Board has effected a Company Adverse Recommendation Change with respect to a Superior Proposal in accordance with Section 4.02(f) and shall have approved, and concurrently with the termination hereunder the Company shall have entered into, an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, however, that such termination shall not be effective and the Company shall not enter into an Alternative Acquisition Agreement, unless (A) the Company shall have complied with the provisions of Section 4.02(f) and (B) the Company has paid the Company Termination Fee to Parent; provided, further, that the right to terminate this Agreement under this Section 7.01(c)(i) shall not be available after the Company Requisite Vote shall have been obtained; or

(ii) if Parent or Merger Sub shall have breached any of their respective representations or warranties or failed to perform any of their respective covenants or other agreements contained in this Agreement, where such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) cannot be cured by Parent or Merger Sub by the Termination Date, or if capable of being cured, is not cured prior to the earlier of (1) the thirtieth (30th) day after written notice thereof is given by the Company to Parent and (2) the third (3rd) Business Day immediately preceding the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(ii) if the Company is then in material breach of this Agreement;

(d) by Parent:

(i) if the Company Board (or a committee thereof) shall have effected a Company Adverse Recommendation Change; provided, however, that the right to terminate under this Section 7.01(d)(i) shall not be available after the Company Requisite Vote shall have been obtained; or

(ii) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, where such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) cannot be cured by Company by the Termination Date, or if capable of being cured, is not cured prior to the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Parent to the Company and (2) the third (3rd) Business Day immediately preceding the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(ii) if either Parent or Merger Sub is then in material breach of this Agreement.

SECTION 7.02. Effect of Termination and Abandonment.

(a) Except as provided in Section 7.02(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of any party hereto (or of any of its Representatives or Affiliates), except as provided in the last sentence of Section 5.02(c), Section 5.03(b), Section 5.07, Section 5.09(c), this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that subject to Section 7.02(b), Section 7.02(c), and Section 7.02(d), no such termination shall relieve any party hereto (treating Parent and Merger Sub as one party) of any liability for damages to any other party hereto resulting from any Willful Breach by the party (treating Parent and Merger Sub as one party) committing such Willful Breach prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity. The parties hereto acknowledge and agree that nothing in this Section 7.02 shall be deemed to affect their right to specific performance under Section 8.12.

(b) The Company shall pay or cause to be paid to Parent or its designee a non-refundable fee of $240,000,000 (the “Company Termination Fee”) if:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(c)(i);

(ii) (A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii), or (2) by Parent pursuant to Section 7.01(d)(ii), (B) a bona fide Acquisition Proposal shall have been publicly announced or publicly disclosed and not have been withdrawn (1) in the case of a termination pursuant to Section 7.01(b)(i) or Section 7.01(d)(ii), prior to the date of such termination, and (2) in the case of a termination pursuant to Section 7.01(b)(ii), prior to the Shareholders Meeting, and (C) thereafter during the twelve (12) month period immediately following such termination, (1) the Company enters into an Alternative Acquisition Agreement or (2) an Acquisition Proposal is consummated; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(d)(i);

If the Company Termination Fee becomes due pursuant to this Section 7.02(b), the Company shall pay Parent or its designee such Company Termination Fee by wire transfer of immediately available funds (x) in the case of a payment required by Section 7.02(b)(i), on the date of termination of this Agreement, (y) in the case of a payment required by Section 7.02(b)(ii), within two (2) Business Days after the earlier of the time when an Acquisition Proposal is consummated or an Alternative Acquisition Agreement is executed and (z) in the case of a payment required by Section 7.02(b)(iii), within two (2) Business Days of the date of termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Parent shall provide to the Company notice designating an account for purposes of payment of the Company Termination Fee within forty-eight (48) hours of a request by the Company to provide such information. For purposes of Section 7.02(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Exhibit A, except that all references to 15% therein shall be deemed to be references to 50%.

(c) Parent shall pay or cause to be paid to the Company or its designee a non-refundable fee of $280,000,000 (the “Parent Termination Fee”) if:

(i) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) and, at the time of any such termination (A) the condition set forth in Section 6.02(d) shall not have been satisfied or waived with respect to one or more Regulatory Conditions and (B) the conditions set forth in Section 6.01(a), Section 6.01(b) – (d) (unless such condition was not satisfied solely due to the proposal of a Burdensome Condition to which Parent has not agreed), Section 6.01(f), Section 6.02(a), Section 6.02(b) and Section 6.02(e) shall have been satisfied or waived (except for any such conditions that have not been satisfied as a result of a breach by Parent or Merger Sub of any of their respective obligations under this Agreement);

(ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(iii) and, at the time of any such termination (A) the condition set forth in Section 6.02(d) shall not have been satisfied or waived with respect to one or more Regulatory Conditions and (B) the conditions set forth in Section 6.01(a), Section 6.01(b) – (d) (unless such condition was not satisfied solely due to the proposal of a Burdensome Condition to which Parent has not agreed), Section 6.01(f), Section 6.02(a), Section 6.02(b) and Section 6.02(e) shall have been satisfied or waived (except for any such conditions that have not been satisfied as a result of a breach by Parent or Merger Sub of any of their respective obligations under this Agreement); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii) due to a material breach by Parent or Merger Sub of its obligations under Section 5.02 which breach has caused the failure of a condition set forth in Section 6.01(b), Section 6.01(c), Section 6.01(d) , Section 6.02(d), Section 6.02(f), Section 6.02(g) or Section 6.02(h) to be satisfied.

If the Parent Termination Fee becomes due pursuant to this Section 7.02(c), Parent shall pay the Company or its designee the Parent Termination Fee by wire transfer of immediately available funds within two (2) Business Days of the date of termination of this Agreement, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. The Company shall provide to Parent notice designating an account for purposes of payment of the Parent Termination Fee within forty-eight (48) hours of a request by Parent to provide such information.

(d) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee pursuant to Section 7.02(b) and the Company Termination Fee is paid, the payment of the Company Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy against the Company and its Affiliates, and their respective shareholders and Representatives, relating to or arising out of this Agreement, any agreement entered into in connection herewith or the transactions contemplated by this Agreement or thereby. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which Parent is required to pay the Parent Termination Fee pursuant to Section 7.02(c) and the Parent Termination Fee is paid, the payment of the Parent Termination Fee shall be the Company’s sole and exclusive remedy against Parent, Merger Sub and their respective Affiliates, and their respective shareholders and Representatives, relating to or arising out of this Agreement, any agreement entered into in connection herewith or the transactions contemplated by this Agreement or thereby.

(e) Each party acknowledges that the agreements contained in Section 7.02(b) and Section 7.02(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, such party would not enter into this Agreement. Accordingly, if the applicable party fails promptly to pay any amount due pursuant to Section 7.02(b) or Section 7.02(c), such party shall also pay any reasonable out-of-pocket costs, fees and expenses incurred by the other party (including reasonable legal fees and expenses) in connection with a Proceeding to enforce this Agreement that results in a final non-appealable Order for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to Section 7.02(b) or Section 7.02(c) shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date of such payment.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article VIII.

SECTION 8.02. Modification or Amendment. Subject to the requirements of applicable Law, at any time prior to the Effective Time, the parties hereto (in the case of the Company or Merger Sub, by action of their respective boards of directors to the extent required by Law) may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective parties. No modification or amendment will be made which, pursuant to applicable Law or the rules of the NYSE, requires further approval by the holders of Company Shares or the holders of the Parent Shares, as applicable, without such further approval being obtained.

SECTION 8.03. Waiver. Subject to the requirements of applicable Law, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, or (c) waive compliance by the other parties with any of the agreements or conditions contained herein; provided, however, that neither Parent nor Merger Sub may perform any of the actions set forth in the foregoing clauses (a), (b) or (c) with respect to Merger Sub or Parent, respectively. No extension or waiver will be made which, pursuant to applicable Law or the rules of the NYSE, requires further approval by the holders of Company Shares or the holders of the Parent Shares, as applicable, without such further approval being obtained. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and specifically referencing this Agreement. The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 8.04. No Other Representations or Warranties.

(a) Except for the representations and warranties set forth in Section 3.01, each of Parent and Merger Sub acknowledges and agrees that (i) none of the Company, its Subsidiaries or any other Person makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement, (ii) it has relied solely on the representations and warranties of the Company expressly set forth in Section 3.01 and (iii) it has not been induced to enter into this Agreement by any representation, warranty or statement of or by the Company, any of its Subsidiaries or any other Person.

(b) Except for the representations and warranties set forth in Section 3.02, the Company acknowledges and agrees that (i) none of Parent, Merger Sub, any of Parent’s other Subsidiaries or any other Person makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement, (ii) it has relied solely on the representations and warranties of Parent and Merger Sub expressly set forth Section 3.02 and (iii) it has not been induced to enter into this Agreement by any representation, warranty or statement of or by Parent, Merger Sub, any of the other Subsidiaries of Parent or any other Person.

SECTION 8.05. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Dominion Energy, Inc. 120 Tredegar Street
Richmond, Virginia 23219
Fax No.: (804) 819-2233
Attention: Mark O. Webb, Senior Vice President – Corporate Affairs and Chief Legal Officer
Carlos M. Brown, Vice President and General Counsel
Email: mark.webb@dominionenergy.com
carlos.m.brown@dominionenergy.com

with a copy to (which shall not constitute notice):

McGuireWoods LLP
Gateway Plaza 800 East Canal Street
Richmond, Virginia 23219
Fax No.: (804) 698-2090
Attention: Joanne Katsantonis
John L. Hughes, Jr.
Email: jkatsantonis@mcguirewoods.com
jhughes@mcguirewoods.com

if to the Company, to:

SCANA Corporation
220 Operation Way, Mail Code D-308
Cayce, South Carolina 29033

Fax No.: (803) 933-7676
Attention: Jim Stuckey, Senior Vice President and General Counsel
Email: jim.stuckey@scana.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Fax No.: (312) 706-8183
Attention: Frederick B. Thomas
William R. Kucera
Email: fthomas@mayerbrown.com
wkucera@mayerbrown.com

SECTION 8.06. Definitions. Capitalized terms used in this Agreement have the meanings specified in Exhibit A.

SECTION 8.07. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Appendix or an Exhibit, such reference shall be to an Article or a Section of, or an Appendix or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to information or documents being “provided”, “made available” or “disclosed” by a party hereto to another party or its Affiliates, such information or documents shall include any information or documents (i) included in the SEC Reports of such disclosing party which are publicly available at least twenty-four (24) hours prior to the date of this Agreement, (ii) furnished prior to the execution of this Agreement in the electronic “data room” maintained by such disclosing party and to which access has been granted to the other party and its Representatives at least twenty-four (24) hours prior to the date of this Agreement, or (iii) otherwise provided in writing (including electronically) to the other party or any of its Affiliates or Representatives at least twenty-four (24) hours prior to the date of this Agreement.

(d) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein.

(f) References to a Person are also to its permitted successors and permitted assigns.

(g) Where this Agreement states that a party “shall”, “will” or “must” perform in some manner, it means that the party is legally obligated to do so under this Agreement.

(h) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(i) Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(j) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.08. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.09. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) after the Effective Time, with respect to the provisions of Section 5.08 which shall inure to the benefit of the Indemnified Parties who are intended to be third-party beneficiaries thereof, (b) after the Effective Time, the rights of the holders of Company Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (c) after the Effective Time, the rights of the holders of Company Performance Share Awards, Company RSUs and Company Deferred Units to receive the payments contemplated by the applicable provisions of Section 2.02, in each case, in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal Laws and judicial decisions of the State of Delaware applicable to agreements executed and performed entirely within such State, regardless of the Law that might otherwise govern under applicable principles of conflicts of law thereof, except that matters related to the obligations of the Company Board under the SCBCA and matters that are specifically required by the SCBCA in connection with the transactions contemplated by this Agreement shall be governed by the laws of the State of South Carolina.

SECTION 8.11. Entire Agreement; Assignment. This Agreement (including the Appendices and Exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment in contravention of this Agreement is and shall be null and void. Subject to the immediately preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

SECTION 8.12. Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that each party hereto shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity. Each of the parties hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (A) the other party has an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party hereto seeking an Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order.

(b) Each of the parties hereto irrevocably (i) submits itself to the personal jurisdiction of the federal courts located in the State of Delaware and any appellate court therefrom, in connection with any claim or matter directly or indirectly based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the federal courts located in the State of Delaware and (iv) agrees that the service of any process, summons, notice or document through the notice procedures set forth in Section 8.05 or by U.S. registered mail to the respective addresses set forth in Section 8.05 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated by this Agreement. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, any claim that (A) it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.12(b), (B) it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (C) the Proceeding in any such court is brought in an inconvenient forum, (D) the venue of such Proceeding is improper, or (E) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Furthermore, each of the Company, Parent and Merger Sub irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which any party is entitled pursuant to the final judgment of any court having jurisdiction. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 8.12 is solely for the purpose referred to in this Section 8.12 and shall not be deemed to be a general submission to said courts or to courts in the State of Delaware other than for such purpose.

SECTION 8.13. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.13.

SECTION 8.14. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

SECTION 8.15. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

SECTION 8.16. Disclosure Letters. Certain items and matters are listed in the Company Disclosure Letter and the Parent Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter or the Parent Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company

Disclosure Letter or the Parent Disclosure Letter, as applicable. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Law in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Each section or subsection of the Company Disclosure Letter and the Parent Disclosure Letter, as the case may be, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SCANA CORPORATION

By:	/s/ Jimmy E. Addison
	Name:	Jimmy E. Addison
	Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

DOMINION ENERGY, INC.

By:	/s/ Thomas F. Farrell, II
	Name:	Thomas F. Farrell, II
	Title:	President and Chief Executive Officer

SEDONA CORP.

By:	/s/ Mark F. McGettrick
	Name:	Mark F. McGettrick
	Title:	President

[Signature page to Agreement and Plan of Merger]

APPENDIX A

SCPSC PETITION

1.	To meet commitments made by South Carolina Electric & Gas Company to the SCPSC, South Carolina Electric & Gas Company and Parent will jointly file the Petition on or before January 12, 2018.

2.	The Petition will seek a ruling from the SCPSC (i) approving the Merger with no material changes to the terms of the Merger; (ii) making a finding that the Merger is in the public interest; or (iii) making a finding that there is an absence of harm to South Carolina rate payers as a result of the Merger.

3.	The Petition will acknowledge that the Merger can only close if the SCPSC approves the jointly proposed NND Project cost recovery plan, with (x) no material change to the terms, conditions or undertakings set forth in the plan and (y) no significant change to the economic value of the plan, in each case as reasonably determined by Parent in good faith (except in each case unless otherwise consented to by Parent in its sole discretion), which shall include the following terms:

a.	There will be an aggregate up-front, one-time rate credit totaling $1.3 billion[1] to all current South Carolina Electric & Gas Company electric customers as of the date of Merger close. The rate credit will be apportioned to all retail electric customer classes based on their 2016 contribution to summer adjusted peak demand as prepared by South Carolina Electric & Gas Company. After the dollar apportionment per customer class and rate schedule is determined on this basis, a rate per kilowatt hour ($/kWh) will be derived by customer class and rate schedule by dividing the total kWh sales of electricity by customer class and rate schedule over a preceding 12-month period (the “Base Period”) into the apportioned funding amount. The $/kWh rate will then be applied to each customer’s kWh usage over the Base Period to determine the customer’s up-front rate credit amount. The rate credit will be issued to eligible customers in the form of a check issued within 90 days of Merger close. Eligible customers shall be South Carolina Electric & Gas Company retail electric customers as of record on the date of the close of the Merger.

b.	South Carolina Electric & Gas Company will immediately upon Merger closing write down its investment in construction work in progress associated with the new nuclear development project by approximately $1.4 billion, which amount includes approximately $1.2 billion in assets that have not previously been subject to consideration in setting revised rates and approximately $200 million that have been so considered. The amounts written down would be permanently excluded from consideration in establishing retail electric rates going forward.

c.	South Carolina Electric & Gas Company will not seek recovery of the approximately $320 million in regulatory assets associated with the following items:

i.	The approximately $173 million regulatory asset associated with interest rate swap losses related to the debt that was not issued for the NND Project;

[1]	The net proceeds of the Toshiba settlement were utilized by South Carolina Gas & Electric Company to repay indebtedness in 2017, and therefore those funds are unavailable for refund. A portion of the one time rate credit will be funded through issuance of debt and defeasement of the regulatory liability associated with the Toshiba settlement.

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ii.	The approximately $66 million regulatory asset associated with the NND Project Equity AFUDC;

iii.	The approximately $52 million regulatory asset associated with the carrying costs on deferred tax assets related to nuclear construction; and

iv.	The regulatory asset associated with foregone domestic production activities deductions will be written off and not be recovered from customers. The net regulatory asset associated with research and experimentation credit claims, interest, and legal costs expected to be incurred in defending these claims, will be borne by the shareholders and not returned to or collected from customers.

d.	Parent will underwrite an approximately $575 million refund for amounts previously collected under the NND Project (regulatory liability) which is estimated to provide the 3.5% retail electric rate decrease from the 2017 rate level until accumulated amortization of the cost of abandoned plant lowers South Carolina Electric & Gas Company’s revenue requirements. The refund amount is calculated to be sufficient to support the 3.5% retail electric rate reduction for approximately eight (8) years following the closing of the Merger. This amount of time is estimated to be sufficient to avoid a future retail electric rate increase resulting from new nuclear project costs when the refund amount is exhausted.

e.	Parent will reduce retail electric rates further to reflect the impact of federal tax reform passed in December of 2017 which is estimated to lower rates an additional amount resulting in a total estimated rate reduction of approximately 5%.

f.	An SCPSC finding, as necessary, that South Carolina Electric & Gas Company’s investment in construction work in progress for new nuclear project in the amount of approximately $3.3 billion, which reflects the amount of that investment net of write-downs and offsets, was prudent; and that the capital costs and amortization of that $3.3 billion may be recovered through retail electric rates.

g.	An SCPSC order directing that:

i.	The approximately $3.3 billion of invested capital for the new nuclear development project shall be included in a regulatory asset and recovered through rates over a 20-year amortization and recovery period that is reflected in retail electric revenue requirements without offset or disallowance until the regulatory asset is fully recovered; and

ii.	Until the balance in the regulatory asset is fully recovered, the capital costs associated with the unrecovered balance in that account shall be reflected in South Carolina Electric & Gas Company’s cost of capital devoted to retail electric operations at a rate that reflects a return on common equity of 10.25%,[2] a weighted average cost of debt of 5.85%, and a capital structure consisting of 52.81% equity and 47.19% debt, with these percentages fixed over the 20-year amortization period.

[2]	The current allowed blended ROE for NND is approximately 10.9% but the proposal is to adjust the rate down to South Carolina Gas & Electric Company’s base ROE of 10.25%.

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h.	The deferred tax liability associated with the tax abandonment of the NND Project shall reduce the NND Project cost to be recovered from South Carolina Electric & Gas Company customers. The deferred tax asset for the net operating loss carryforward resulting from the tax abandonment of the NND Project shall be reflected as a rate base offset, dollar for dollar, to the deferred tax liability. Reductions in the deferred tax asset shall be subject to Parent’s ability to use the net operating loss in filing its consolidated income tax returns and shall not be computed on a separate company basis.

i.	Adjustments to the deferred tax liability and the deferred tax asset described in item (h) of this subsection resulting from a change in tax laws or tax treatment of the abandonment and/or Parent’s ability to use the net operating loss will be returned to or recovered from South Carolina Electric & Gas Company customers in the following manner:

i.	The regulatory liability resulting from excess deferred tax liabilities on the tax abandonment will be returned to customers over the book recovery period of the property (i.e., 20 years);

ii.	The regulatory asset resulting from excess deferred tax assets on the net operating loss will be recovered from customers in a manner that coincides with Parent’s ability to use the net operating loss in filing its consolidated income tax returns and not on a separate company basis; and

iii.	As adjusted for any impacts related to the tax treatment of the abandonment loss

j.	The approximately $180 million initial capital investment in the Columbia Energy Center, a 540-megawatt combined-cycle, natural gas-fired power plant located in Gaston, S.C., will be excluded from rate base and rate recovery, with only the ongoing costs such as fuel costs, operations and maintenance expense, and maintenance or improvement capital investments associated with the plant to be recovered in future base and fuel rates.

k.	Transmission projects associated with the new nuclear project will be closed to rate base and removed from BLRA project costs. The revenue of approximately $32 million per year currently being recovered in base rates will continue to be recovered through base rates notwithstanding the Merger. The associated depreciation and operating and maintenance costs will be captured in a regulatory asset for future rate recovery.

l.	Except for rate adjustments for fuel and environmental costs, demand side management costs and other rates routinely adjusted on an annual or biannual basis, retail electric base rates will remain frozen at current levels until January 1, 2021.

4.	The parties shall request approval of the SCPSC Petition, including the NND Project cost recovery plan, within 6 months from the date of filing.

5.

South Carolina Electric & Gas Company and Parent commit to support and advocate for SCPSC approval or adoption of the terms, both individually and collectively, and without modification, identified and described in Paragraphs (2) and (3) above (the “Merger Terms”) and will take no action inconsistent with this commitment. In the Petition to be jointly filed on January 12, 2018, South Carolina Electric & Gas Company may also present alternative terms for NND Project cost recovery, consistent with and based on the terms publically disclosed by Mr. Kissam on November

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16, 2017 and previously provided to Parent in a more comprehensive form in a proposed draft of the Petition (the “Alternative Terms”). South Carolina Electric & Gas Company may provide any necessary testimony, exhibits or supporting materials in order to meet prior commitments to the SCPSC concerning the substance of South Carolina Electric & Gas Company’s January 12, 2018 filing or to show that the Alternative Terms, as a disfavored alternative to the Merger Terms, are nonetheless just, reasonable, lawful, fair and non-confiscatory and should be adopted by the SCPSC if the Merger is not approved. However, South Carolina Electric & Gas Company will not support or advocate for the Alternative Terms except as an expressly disfavored alternative to the Merger Terms and in each case where it discusses the Alternative Terms in testimony, exhibits or otherwise, will expressly state South Carolina Electric & Gas Company’s overriding commitment to the Merger Terms as being in the best interest of customers and the State of South Carolina, and that the Alternative Terms are a disfavored alternative to be considered only if the Merger is disapproved. South Carolina Electric & Gas Company will not otherwise advocate for any other terms for NND cost recovery differing from those identified in Paragraphs (2) and (3) above (without prior consent of Parent), unless and until the Merger Agreement is terminated.

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EXHIBIT A

DEFINITIONS

(a) The following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of the Company’s information that are not materially less favorable to those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any bona fide proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to (i) any acquisition or purchase directly or indirectly, in a single transaction or series of transactions, of a business that constitutes more than 15% of the net revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, or more than 15% of the total voting power of the equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 15% of the total voting power of the equity securities of the Company or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving directly or indirectly, in a single transaction or series of transactions, the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes more than 15% of the net revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.

“Average Price” means the volume-weighted average price, rounded to four decimal places, of Parent Shares for the ten (10) consecutive trading days ending on and including the second (2nd) trading day prior to the Effective Time.

“BLRA” means the South Carolina Base Load Review Act of 2007 as amended, S.C. Code Ann. § 58-33-210 et seq.

“Burdensome Condition” shall mean any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Remedial Action) that, in the aggregate, would have or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole; provided, however, that, for this purpose, Parent and its Subsidiaries, and after giving effect to the Merger, Parent and its Subsidiaries, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company and its Subsidiaries, taken as a whole as of immediately prior to the Effective Time; and provided, further, that any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions relating to implementing, or otherwise arising or resulting from or imposed by, the Social Commitments, or any relief or other matters contemplated by the SCPSC Petition or the SCPSC Petition Approval, shall not constitute or be taken into account in determining whether there has been or is such a material adverse effect.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized to be closed.

“Byproduct Material” means any radioactive material (except Special Nuclear Material) yielded in, or made radioactive by, exposure to radiation in the process of producing or utilizing Special Nuclear Material.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means, with respect to the Company, any other Person that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Benefit Plan” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Equity Award Plans), (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Commonly Controlled Entity or with respect to which the Company or any Commonly Controlled Entity had or has any present or future liability, in any case other than any (A) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) plan, program, policy or arrangement mandated by applicable Law.

“Company Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub.

“Company Equity Award Plans” means the 2015 Long-Term Equity Compensation Plan, the 2000 Long-Term Equity Compensation Plan, and the Director Compensation and Deferral Plan, each as amended and restated from time to time.

“Company Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall, either alone or in combination, constitute or contribute to a Company Material Adverse Effect: (i) Changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) Changes that affect any of the industries in which the Company or any of its Subsidiaries operate, (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of the Company or any of its Subsidiaries or any failure by the Company to meet published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such Change or failure described in this clause (iv) to the extent not otherwise excluded from the definition of a “Company Material Adverse Effect” may be considered in determining whether there has been a Company Material Adverse Effect), (v) Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity (other than SC Law Changes), (vi) Changes in applicable accounting regulations or principles or interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Merger or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of the Company and its Subsidiaries, (ix) actions taken or requirements imposed by any Governmental Entities, in connection with obtaining the Regulatory Clearances or the SCPSC Petition Approval, (x) any Shareholder Litigation or Changes with respect thereto and (xi) any Proceedings, claims, investigations or inquiries set forth in Section 3.01(g) of the Company Disclosure Letter (other than with respect to SC Law Changes) or any Changes with respect thereto , provided, further, that any Change set forth in the foregoing clauses (i), (ii), (iii), (v) or (vi), to the extent not otherwise excluded hereunder, may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent that such Change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the relevant business affected by such Change.

“Company Material Contract” means any Contract (i) required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (ii) that provides for Indebtedness of the Company or any of its Subsidiaries of more than $50,000,000, (iii) that resulted in expenditures, receipts, liabilities, or payments by the Company or any of its Subsidiaries of more than $80,000,000 in the 2016 fiscal year or 2017 fiscal year or (iv) that requires the Company or any of its Subsidiaries to incur Indebtedness or liabilities, or to make payments or expenditures, of more than $80,000,000 in any one future fiscal year, in the case of the foregoing clauses (ii) and (iii), excluding (A) any Contracts that can be terminated for convenience on less than ninety (90) days’ notice without material payment or penalty and (B) any Contracts for the supply of natural gas capacity or commodity.

“Company Share” means a share of common stock, without par value, of the Company.

“Consent” means any consent, clearance, approval, Order, authorization, waiver, license, notice filing, action or non-action.

“Contract” means a contract, purchase order, license, sublicense, lease, sublease, option, warrant, guaranty, indenture, note, bond, mortgage or other legally binding agreement or instrument, whether written or unwritten.

“control” (including in the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Data Privacy Legal Requirements” mean (i) all applicable requirements imposed by applicable Laws relating to (A) the security or privacy of information systems, networks, or data; (B) the use, collection, recording, storing, altering, retrieving, transferring, disclosing (whether authorized or unauthorized) or otherwise processing of data owned or used by the Company or its Subsidiaries; (C) the unauthorized access, acquisition, use, modification, disclosure or misuse of data; (D) the notification to affected parties, regulators, or credit reporting agencies as a result of any breach of systems, networks or data; or (E) any other cybersecurity or data privacy incident requiring reporting outside of the Company; (ii) all contractual standards, rules and requirements that the Company or any of its Subsidiaries is or has been contractually obligated to comply with; and (iii) each published external or internal, past or present Company privacy policy or security policy applicable to any information systems, networks, or data, including personal data and any published policy of the Company or its Subsidiaries relating to: (A) the privacy of any Person, (B) financial records or information pertaining to any Person, (C) the collection, storage, disclosure, transfer, disposal, other processing or security of any personal data, or (D) personally identifying information, sensitive customer information, financial records, security records and associated information, about Persons.

“Director Compensation and Deferral Plan” means the Company Director Compensation and Deferral Plan.

“Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, sediment, flora and fauna, or, as it relates to the exposure to hazardous, deleterious or toxic materials, human health or safety.

“Equity Award Consideration” means an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the Average Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Deferred Compensation Plan” means the Company Executive Deferred Compensation Plan.

“Governmental Entity” means any federal, state, local, or non-United States government, any court or tribunal of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental or quasi-governmental agency, commission, branch or authority or other governmental entity or body (it being understood and agreed that no reference to “Governmental Entity” in this Agreement shall be deemed to include Santee Cooper in its capacity as a commercial counterparty of the Company in connection with the NND Project or otherwise).

“Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, High-Level Waste, Spent Nuclear Fuel, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“High-Level Waste” means (i) irradiated nuclear reactor fuel, (ii) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel and (iii) solids into which such liquid wastes have been converted.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all intellectual property and proprietary rights, and applications with respect thereto, including (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, in each case, to the extent that it qualifies as a trade secret under applicable Law and (v) all other intellectual property rights recognized by applicable Law.

“Intervening Event” means any material event, development or change in circumstances that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, that first becomes known to the Company Board or any of the Persons set forth in Section 8.06 of the Company Disclosure Letter or their successors after the date of this Agreement but before the Company Requisite Vote is obtained, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of this Agreement or which would not reasonably be expected to have become known after reasonable investigation or inquiry as of or prior to the date of this Agreement; provided, however, that in no event will (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any action taken by the parties pursuant to or in compliance with this Agreement, including any action taken in connection with seeking any Regulatory Clearances, (iii) any changes in Law or the settlement of any lawsuits, investigations, inquiries or Proceedings, (iv) changes in the market price or trading volume of the Company Shares or Parent Shares, or the Company or Parent or any their respective Subsidiaries meeting or exceeding internal or published projections, forecasts or revenue or earnings predictions for any period, (v) changes in the energy markets or industry or to rates, or (vi) any event, development or change relating solely to Parent or its Affiliates, in each case, constitute an “Intervening Event” or be taken into account in determining whether an Intervening Event has occurred or would reasonably be expected to result.

“IT Systems” means all computer systems, computer programs, networks, hardware, software, software engines, electronic databases and websites used to process, store, maintain and operate data, information and control systems owned, used or provided by the Company.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the Persons set forth in Section 8.06 of the Company Disclosure Letter and their successors and (ii) with respect to Parent or Merger Sub, the actual knowledge, after reasonable inquiry, of any of the Persons set forth in Section 8.06 of the Parent Disclosure Letter and their successors.

“Law” means any federal, state, local or non-United States law, statute, regulation, rule, ordinance, Order or decree of any Governmental Entity.

“Low-Level Waste” means radioactive material that (i) is not High-Level Waste, Mixed Waste, Spent Nuclear Fuel or Byproduct Material as defined in section 11e.(2) of the Atomic Energy Act, and (ii) the NRC classifies as low-level radioactive waste.

“Mixed Waste” means waste that (i) contains both a hazardous waste component regulated under the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.) and a radioactive component of Source Material, Byproduct Material or Special Nuclear Material and (ii) the NRC classifies as mixed waste or that constitutes “mixed waste” as defined in 42 U.S.C. § 6903(41).

“NND Project” means the New Nuclear Development Project under which the Company and Santee Cooper undertook to construct two Westinghouse AP1000 Advanced Passive Safety nuclear units in Jenkinsville, South Carolina.

“Nuclear Material” means Source Material, Special Nuclear Material, Low-Level Waste, High-Level Waste, the radioactive component of Mixed Waste, Byproduct Material and Spent Nuclear Fuel.

“NYSE” means the New York Stock Exchange.

“Parent Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall, either alone or in combination, constitute or contribute to a Parent Material Adverse Effect: (i) Changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) Changes that affect any of the industries in which Parent or any of its Subsidiaries operate, (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of Parent or any of its Subsidiaries or any failure by Parent to meet published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such Change or failure described in this clause (iv) to the extent not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be considered in determining whether there has been a Parent Material Adverse Effect), (v) Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity (other than SC Law Changes), (vi) Changes in applicable accounting regulations or principles or interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Merger or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of Parent and its Subsidiaries, (ix) actions taken or requirements imposed by any Governmental Entities, in connection with obtaining the Regulatory Clearances or the SCPSC Petition Approval, (x) any Shareholder Litigation or any Changes with respect thereto, and (xi) any Proceedings, claims, investigations or inquiries set forth in Section 3.02(g) of the Parent Disclosure Letter or any Changes with respect thereto, provided, further, that any Change set forth in the foregoing clauses (i), (ii), (iii), (v) or (vi), to the extent not otherwise excluded hereunder, may be taken into account in determining whether a Parent Material Adverse Effect has occurred solely to the extent that such Change has a materially disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the relevant business affected by such Change.

“Parent Severance Program” means the severance program sponsored by Parent and described in the summary plan description attached as Section 5.06 of the Parent Disclosure Letter.

“Parent Share” means a share of common stock, without par value, of Parent.

“Parent Significant Subsidiaries” means the significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) of Parent, excluding, if otherwise included, Dominion Energy Midstream Partners LP.

“Permitted Liens” means, with respect to any Person, (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of such Person and its Subsidiaries as currently conducted, (ii) Liens arising under original purchase price conditional sales

Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of such Person and its Subsidiaries, taken as a whole, (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty, (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of such Person and its Subsidiaries, (vi) Liens not created by such Person or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property, (vii) Liens that are disclosed on the most recent consolidated balance sheet of such Person included in its SEC Reports or notes thereto or securing liabilities reflected on such balance sheet, (viii) Liens arising under or pursuant to the organizational documents of such Person or any of its Subsidiaries, (ix) grants to others of rights-of-way, surface leases or crossing rights and amendments, modifications, and releases of rights-of-way, surface leases or crossing rights in the ordinary course of business, (x) with respect to rights-of-way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which such Person or any of its Subsidiaries otherwise has access, between the parties thereto, (xi) Liens which an accurate up-to-date survey would show, (xii) Liens resulting from any facts or circumstances relating to, if such Person is the Company, Parent, Merger Sub or any of their Affiliates or, if such Person is Parent or Merger Sub, the Company or any of its Affiliates and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Santee Cooper” means the South Carolina Public Service Authority, a body corporate and politic and agency of the State of South Carolina established under Chapter 31 of Title 58 of the Code of Laws of South Carolina, Annotated, as amended from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SCBCA” means the South Carolina Business Corporation Act of 1988, as amended.

“SCORS” means the South Carolina Office of Regulatory Staff, the administrative and regulatory body established under Title 58, Chapter 4 of the Code of Laws of South Carolina, Annotated, as amended from time to time.

“SCPSC” means the South Carolina Public Service Commission, the regulatory commission established under Title 58, Chapter 3 of the Code of Laws of South Carolina, Annotated, as amended from time to time.

“SCPSC Petition” means a petition to be filed jointly by the Company and Parent with the SCPSC for approval of the Merger and for approval of terms for cost recovery and other regulatory matters with respect to the NND Project, including the key terms summarized in Appendix A attached to this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, statements, certifications, reports and other documents a Person is required or otherwise obligated to file or furnish with the SEC, including (i) those filed or furnished subsequent to the date of this Agreement and (ii) all exhibits and other information incorporated therein and all amendments and supplements thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Social Commitments” means the undertakings, terms, conditions, liabilities, obligations, commitments and sanctions set forth in Section 5.16.

“Source Material” means (i) uranium or thorium, or any combination thereof, in any physical or chemical form or (ii) ores that contain by weight one-twentieth of one percent (0.05%) or more of (A) uranium, (B) thorium or (C) any combination thereof.

“South Carolina Public Utility Laws” means the Laws of the State of South Carolina governing public utilities as contained in Title 58 of the Code of Laws of South Carolina, Annotated, as they may be amended from time, including the BLRA, the Laws providing for the organization, powers and terms of officials and members of the SCPSC and the SCORS, and the Laws providing for the establishment, review and adjustment of retail electric and natural gas rates and terms of conditions of service, as found in Title 58 of the Code of Laws of South Carolina, Annotated, in each case, as they may be amended from time to time.

“Special Nuclear Material” means plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be “Special Nuclear Material.” Special Nuclear Material also refers to any material artificially enriched by any of the foregoing materials or isotopes. Special Nuclear Material does not include Source Material.

“Spent Nuclear Fuel” means fuel that has been withdrawn from a nuclear reactor following irradiation, and has not been chemically separated into its constituent elements by reprocessing. Spent Nuclear Fuel includes Special Nuclear Material, Byproduct Material, Source Material and other radioactive materials associated with nuclear fuel assemblies.

“Subsidiary” means, with respect to any Person, (i) any other Person (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of stock or other equity interests entitled to vote in the election of directors, managers or trustees is at the time of determination owned or controlled, directly or indirectly, by such first Person and (ii) any partnership, joint venture or limited liability company of which (A) 50% or more of the capital accounts, distribution rights, total equity or voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person, whether in the form of membership, general, special or limited partnership interests or otherwise or (B) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal relating to any direct or indirect acquisition or purchase of (i) assets that generate more than 50% of the consolidated total revenues or operating income of the Company and its Subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated total assets of the Company and its Subsidiaries, taken as a whole or (iii) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel is more favorable to the Company’s shareholders than the Merger, taking into account the Person making the Acquisition Proposal and all legal, financial and regulatory aspects of the Acquisition Proposal (including the likelihood that such Acquisition Proposal would be consummated in accordance with its terms) and all other relevant circumstances.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or any other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all forms of taxes or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

“Willful Breach” means, with respect to any breach or failure to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement. For the avoidance of doubt, the failure of a party hereto to consummate the Closing when required pursuant to Section 1.02, or, on the Closing Date, cause the Effective Time to occur pursuant to Section 1.03, shall be a Willful Breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	4.02(e)
Applicable Company SEC Reports	3.01(e)(i)
Applicable Parent SEC Reports	3.02(e)(i)
Articles of Merger	1.03
Book-Entry Share	2.01(a)
Cancelled Shares	2.01(b)
Certificate	2.01(a)
Changes	3.01(f)(i)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Adverse Recommendation Change	4.02(e)
Company Articles of Incorporation	3.01(a)
Company Board	Recitals
Company Board Recommendation	3.01(d)(i)
Company Bylaws	3.01(a)
Company Deferred Unit	2.02(c)
Company Employees	5.06(c)
Company Leased Real Property	3.01(o)(i)
Company Non-Union Employees	5.06(a)
Company Organizational Documents	3.01(a)
Company Owned Real Property	3.01(o)(ii)
Company Performance Share Award	2.02(a)
Company Real Property Lease	3.01(o)(i)
Company Regulatory Clearances	3.01(d)(iii)
Company Requisite Vote	3.01(r)
Company RSU	2.02(b)
Company Termination Fee	7.02(b)
Confidentiality Agreement	5.03(b)
Continuation Period	5.06(a)

Costs	5.08(a)
D&O Insurance	5.08(c)
DOE	3.01(q)(i)
DOT	3.01(q)(i)
Effective Time	1.03
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Existing Loan Consent	5.09(d)
Existing Loan Lenders	5.09(d)
Existing Loan Notice	5.09(d)
FCC	3.01(d)(iii)
FERC	3.01(d)(iii)
Form S-4	3.01(v)
GAAP	3.01(e)(ii)
GPSC	3.01(d)(iii)
Indebtedness	4.01(a)(viii)
Indemnified Parties	5.08(a)
Intended Tax Treatment	Recitals
Liens	3.01(b)
Maximum Annual Premium	5.08(c)
Merger	Recitals
Merger Sub	Preamble
Merger Consideration	2.01(a)
NCUC	3.01(d)(iii)
NERC	3.01(q)(i)
NND Project Litigation	4.01(a)(ix)
Notice of Recommendation Change	4.02(f)
NRC	3.01(d)(iii)
Nuclear Litigation	5.02(h)
Orders	6.01(b)
Parent	Preamble
Parent Organizational Documents	3.02(a)
Parent Preferred Stock	3.02(c)(i)
Parent Regulatory Clearances	3.02(d)(iii)
Parent Termination Fee	7.02(c)
PBGC	3.01(k)(iv)
Permits	3.01(i)
PHMSA	3.01(q)(i)
Proceeding	3.01(g)
Proxy Statement/Prospectus	5.01(a)
Qualified Plan	3.01(k)(ii)
Regulatory Clearances	3.02(d)(iii)
Regulatory Conditions	6.01(c)
Remedial Action	5.02(e)
Reporting Company	3.01
Representatives	4.02(a)
Rights-of-Way	3.01(o)(iii)
SC Law Changes	6.02(h)
SCPSC Petition Approval	6.01(d)
Shareholder Litigation	5.17
Shareholders Meeting	5.01(f)

Summer Station	3.01(q)(iii)
Surviving Corporation	1.01
Takeover Statutes	3.01(u)
Termination Date	7.01(b)(i)
Voting Company Debt	3.01(c)(ii)
Voting Parent Debt	3.02(c)(ii)